Exhibit 99.1

ENTRÉE RESOURCES LTD.

NOTICE OF ANNUAL GENERAL MEETING

May 23, 2018

Notice is hereby given that the Annual General Meeting (the “Meeting”) of the shareholders of Entrée Resources Ltd. (the “Company”) will be held on Wednesday, May 23, 2018 at Fasken Martineau DuMoulin LLP, 2900 - 550 Burrard Street, Vancouver, BC Canada, at the hour of 10:30 am (local time in Vancouver, BC) for the following purposes:

1.	To receive the annual financial statements of the Company for its financial year ended December 31, 2017 and the auditor’s report thereon;
2.	To determine the number of directors at six;
3.	To elect directors for the ensuing year; and
4.	To re-appoint Davidson & Company LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing financial year and to authorize the directors to set the auditor’s remuneration.

Accompanying this notice is an information circular and a form of proxy (the “Proxy”). The enclosed Proxy is solicited by management of the Company.

Registered shareholders unable to attend the Meeting in person should read the notes to the enclosed Proxy and complete and return the Proxy to the Company’s Registrar and Transfer Agent within the time required by, and to the location set out in, the notes to the Proxy. If your shares are registered in the name of a “nominee” (usually a bank, trust company, securities dealer or other financial institution), you should carefully follow the instructions provided by your nominee to ensure your vote is counted.

DATED at Vancouver, British Columbia, this 18th day of April, 2018.

BY ORDER OF THE BOARD

“Stephen Scott”

Stephen Scott

President and Chief Executive Officer

The securityholder materials are being sent to both registered and non-registered shareholders. If you are a non-registered shareholder and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (a) delivering these materials to you; and (b) executing your proper voting instructions. Please return your voting instructions as specified in the voting instruction form.

Information Circular

for the

Annual General Meeting

of

ENTRÉE RESOURCES LTD.

to be held on

WEDNESDAY, MAY 23, 2018

INFORMATION CIRCULAR

ENTRÉE RESOURCES LTD.
Suite 1650 - 1066 West Hastings Street
Vancouver, British Columbia, Canada V6E 3X1
Website: http://www.EntreeResourcesLtd.com

(all information as at April 18, 2018 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies being made by the management of Entrée Resources Ltd. (“Entrée” or the “Company”) for use at the Annual General Meeting of the Company’s shareholders (the “Meeting”) to be held on Wednesday, May 23, 2018 at the time and place and for the purposes set forth in the accompanying notice of meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

MAILING OF INFORMATION CIRCULAR

This Information Circular is being mailed together with a notice of meeting, request card and proxy or voting instruction form (collectively, the “Meeting Materials”), in accordance with applicable laws, except to those shareholders who requested the information to be delivered by electronic mail. We are not sending Meeting Materials using notice and access this year. If you are a shareholder and you wish to receive the Company’s annual financial statements and/or interim financial statements and the accompanying management’s discussion and analysis (“MD&A”) thereon, please complete and return the request card included in the Meeting Materials.

VOTING OPTIONS

If you are a registered shareholder, you may vote in person at the Meeting, by proxy, or by facsimile, telephone or internet. Please follow the instructions provided on the form of proxy.

Most shareholders of the Company are beneficial shareholders (“Non-Registered Holders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased their shares. More particularly, a person is a Non-Registered Holder in respect of shares which are held on behalf of the person: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

There are two kinds of Non-Registered Holders - those who object to their name being made known to the Company (objecting beneficial owners or “OBOs”) and those who do not object to the Company knowing who they are (non-objecting beneficial owners, or “NOBOs”).

The Company takes advantage of certain provisions of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), which permit the Company to directly deliver the Meeting Materials to NOBOs who have not waived the right to receive them. As a result, NOBOs can expect to receive the Meeting Materials, including a scannable voting instruction form (“VIF”), from the Company’s agent, Broadridge Financial Solutions, Inc. (“Broadridge”). These VIFs are to be completed and returned to Broadridge in accordance with the instructions on the VIF. Broadridge is required to follow the voting instructions properly received from NOBOs. Broadridge will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions to the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”), with respect to the common shares represented by the VIFs that they receive.

 NOBOs should carefully follow the instructions on the enclosed VIF, including those regarding when and where to complete the VIF that is to be returned to the Company’s agent, Broadridge. NOBOs can send their voting instructions by phone or by mail or through the internet.

In accordance with the requirements of NI 54-101, the Company has distributed copies of the Meeting Materials to the Intermediaries for onward distribution to OBOs. Intermediaries are required to forward the Meeting Materials to OBOs unless in the case of certain proxy-related materials, the OBO has waived the right to receive them. Very often, Intermediaries use service companies to forward the Meeting Materials to OBOs. With those Meeting Materials, Intermediaries or their service companies should provide OBOs with a “request for voting instruction form” which, when properly completed and signed by the OBO and returned to the Intermediary or service company, will constitute voting instructions which the Intermediary must follow. The purpose of this procedure is to permit OBOs to direct the voting of the common shares of the Company that they beneficially own.

OBOs should sign and date the request for voting instruction form that your Intermediary sends to you, and follow the instructions for returning the form. Your Intermediary is responsible for properly executing your voting instructions. The Company will pay for your Intermediary to deliver the Meeting Materials and the request for voting instruction form to you.

VOTING IN PERSON

If you are a registered shareholder and you plan to attend the Meeting and vote in person, you DO NOT need to complete and return the form of proxy. Your vote will be taken and counted at the Meeting. A representative of Computershare will register you when you arrive at the Meeting.

If you are a NOBO and you plan to attend the Meeting and vote in person, insert your name (or the name of the person that you wish to attend and vote on your behalf) in the blank space provided for that purpose on the VIF provided by Broadridge, and return the completed VIF to Computershare or send to the Company or Computershare a written request that you or your nominee be appointed as proxy holder. If management is holding a proxy with respect to the shares you beneficially own, the Company must arrange, without expense to you, to appoint you or your nominee as proxy holder in respect of those shares. Under NI 54-101, unless corporate law does not allow it, if you or your nominee is appointed as a proxy holder by the Company in this manner, you or your nominee, as applicable, must be given the authority to attend, vote and otherwise act for and on behalf of management in respect of all matters that come before the Meeting and any adjournment or postponement of the Meeting. If the Company receives your instructions at least one business day before the deadline for the submission of proxies, the Company is required to deposit the proxy within that deadline, in order to appoint you or your nominee as proxy holder. If you request that you or your nominee be appointed as proxy holder, you or your appointed nominee, as applicable, will need to attend the Meeting in person in order for your vote to be counted. When you arrive at the Meeting, ensure that you register with the Computershare representative.

If you are an OBO and you wish to attend the Meeting and vote in person, insert your name (or the name of the person you want to attend and vote on your behalf) in the blank space provided for that purpose on the request for voting instructions form and return it to your Intermediary or send your Intermediary a written request that you or your nominee be appointed as proxy holder. Your Intermediary is required under NI 54-101 to arrange, without expense to you, to appoint you or your nominee as proxy holder in respect of your shares. Under NI 54-101, unless corporate law does not allow it, if your Intermediary makes an appointment in this manner, you or your nominee, as applicable, must be given authority to attend, vote and otherwise act for and on behalf of your Intermediary (who is the registered shareholder) in respect of all matters that come before the Meeting and any adjournment or postponement of the Meeting. An Intermediary who receives your instructions at least one business day before the deadline for submission of proxies is required to deposit the proxy within that deadline, in order to appoint you or your nominee as proxy holder. If you request that your Intermediary appoint you or your nominee as proxy holder, you or your appointed nominee, as applicable, will need to attend the Meeting in person in order for your vote to be counted. When you arrive at the Meeting, ensure that you register with the Computershare representative.

VOTING BY PROXY

If you are a registered shareholder and you do not wish to attend in person at the Meeting, you can appoint someone to attend and vote your shares as your proxy holder.

Accompanying this Information Circular is a form of proxy for use at the Meeting (the “Proxy”).

The individuals named in the Proxy are directors or officers of the Company. A REGISTERED SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR AND ON THE REGISTERED SHAREHOLDER’S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S OR COMPANY’S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER PROPER FORM OF PROXY. A Proxy will not be valid unless it is completed, dated and signed and delivered to Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting. Proxies received after such time may be accepted or rejected by the chair of the Meeting in the chair’s sole discretion. If you have sent in your Proxy, you MAY NOT vote in person at the Meeting unless you have properly revoked your Proxy.

Complete the Proxy to appoint your proxy holder. The named persons on the Proxy will vote on your behalf at the Meeting. If you appoint a proxy holder other than the named persons, that proxy holder must attend and vote at the Meeting for your vote to be counted.

A Proxy will not be valid unless it is signed by the registered shareholder or by the registered shareholder’s attorney duly authorized in writing. If you are the representative of a registered shareholder that is a corporation or association, the Proxy should bear the seal of the corporation or association, and must be executed by an officer or an attorney duly authorized in writing. If the Proxy is executed by an attorney for an individual registered shareholder or by an officer or attorney of a registered shareholder that is a corporation or association, the instrument so empowering the officer or attorney, as the case may be, or a notarial copy thereof, must accompany the Proxy.

All common shares represented at the Meeting by properly executed Proxies will be voted (including on any ballot) or withheld from voting in accordance with your instructions as a registered shareholder. On the Proxy you can specify how you want your proxy holder to vote your shares, or you can allow the proxy holder to decide for you. If you, as a registered shareholder, specify a choice on the Proxy with respect to any matter to be acted upon, your shares will be voted in accordance with your instructions as specified in the Proxy you deposit.

If you appoint the officers or directors set out in the Proxy (the management designees) and do not specify how you want your shares voted, your shares will be voted FOR all of the matters set out in the accompanying notice of meeting.

The enclosed Proxy, when properly signed and delivered and not revoked, confers discretionary authority upon the persons appointed proxy holders thereunder to vote with respect to any amendments or variations of matters identified in the notice of meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, then the management designees if named as your proxy holders intend to vote in accordance with the judgement of management.

REVOCATION OF PROXIES

A registered shareholder who has given a Proxy may revoke it by sending a new completed Proxy with a later date, or a written note signed by the registered shareholder or by the registered shareholder’s attorney duly authorized in writing. A registered shareholder can also revoke a Proxy in any manner permitted by law. If you are a representative of a registered shareholder that is a corporation or association, the written note should bear the seal of the corporation or association and must be executed by an officer or by an attorney duly authorized in writing. To be effective, the written note must be deposited with Computershare at 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, or, as to any matter in respect of which a vote has not already been cast pursuant to such Proxy, with the chair of the Meeting on the day of the Meeting, or any adjournment of it. Only registered shareholders have the right to revoke a Proxy. NOBOs that wish to change their vote must in sufficient time in advance of the Meeting contact Broadridge to arrange to change their vote. OBOs who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set out above.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, the Company has issued and outstanding 174,283,740 fully paid and non-assessable common shares without par value, each share carrying the right to one vote on all matters to be acted upon at the Meeting.

Any shareholder of record at the close of business on Wednesday, April 18, 2018 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, will be entitled to vote or to have such shareholder’s shares voted at the Meeting.

To the best of the knowledge of the directors and executive officers of the Company, the only persons who, or corporations which, beneficially own, or control or direct, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company are:

Shareholder Name	Number of Shares	Percentage of Issued Shares
Rio Tinto International Holdings Limited	30,366,129(1)	17.4%
Sandstorm Gold Ltd. (“Sandstorm”)	23,900,380	13.7%
(1)	Rio Tinto International Holdings Limited holds 16,566,796 common shares directly. It also has a beneficial interest in 13,799,333 common shares held by Turquoise Hill Resources Ltd.

NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution setting the number of directors of the Company at six for the ensuing year.

ELECTION OF DIRECTORS

Majority Voting Policy

The board of directors (the “Board”) adopted a majority voting policy in May 2013. If the number of shares “withheld” from voting for the election of a nominee is greater than the number of shares voted “for” his or her election, the director must submit his or her resignation to the Non-Executive Chair of the Board promptly after the shareholders’ meeting. The Corporate Governance and Nominating Committee of the Board (the “CGNC”) will consider the resignation and will recommend to the Board whether or not to accept it. The Board will accept the resignation in question unless, after considering the recommendations of the CGNC, including the factors considered by the CGNC and any other factors that the members of the Board consider relevant, the Board determines that exceptional circumstances exist, which warrant rejection of the resignation. The Board will make its decision as to whether to accept or reject the resignation in question within 90 days following the meeting of shareholders. The Company will promptly announce the Board’s decision in a press release, including any reasons for the Board not accepting a resignation, and will file a copy of the press release with the Toronto Stock Exchange (“TSX”). The policy does not apply if there is a contested director election or where the election involves a proxy battle.

Advance Notice Provisions

At the Company’s Annual General Meeting of shareholders held on June 27, 2013, shareholders confirmed the alteration of the Company’s Articles by the addition of advance notice provisions as Part 14B (the “Advance Notice Provisions”). The Advance Notice Provisions: (i) facilitate an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensure that all shareholders receive adequate notice of the director nominations and sufficient information regarding all director nominees; and (iii) allow shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation.

The Advance Notice Provisions provide shareholders, directors and management of the Company with a clear framework for nominating directors of the Company. Only persons who are eligible under the Business Corporations Act (British Columbia) (the “Business Corporations Act”) and who are nominated in accordance with the following procedures set forth in the Advance Notice Provisions shall be eligible for election as directors of the Company. At any annual general meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called is the election of directors, nominations of persons for election to the Board may be made only: (a) by or at the direction of the Board, including pursuant to a notice of meeting; (b) by or at the direction or request of one or more shareholders pursuant to a “proposal” made in accordance with Part 5, Division 7 of the Business Corporations Act, or pursuant to a requisition of the shareholders made in accordance with section 167 of the Business Corporations Act; or (c) by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for in the Advance Notice Provisions and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such ownership that is satisfactory to the Company, acting reasonably; and (B) who complies with the notice procedures set forth in the Advance Notice Provisions. The Company has calculated that the deadline for complying with the notice procedures set forth in the Advance Notice Provisions is April 23, 2018.

Nominees

The term of office of each of the present directors expires at the Meeting. The Board has directed that the persons named below be presented for election at the Meeting as its nominees. The Board does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act.

The following are the Board’s nominees for election as directors, including the province or state and country in which each is ordinarily resident, the period or periods during which each has served as a director, the first and last positions held in the Company, their present principal occupations and the number of common shares of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by each nominee.

For the purposes of disclosing positions held in the Company, “Company” includes the Company and any parent or subsidiary thereof. Unless otherwise stated, any nominees named below not elected at the last annual general meeting have held the principal occupation or employment indicated for at least five years. The information as to country of residence, principal occupation and number of shares beneficially owned, or controlled or directed, directly or indirectly by the nominees is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Unless otherwise stated, all information is as at April 18, 2018.

Mark Bailey, 69 Arizona, U.S.A. Non-Executive Chair of the Board Independent Director since June 28, 2002 Other Public Company Directorships: Mason Resources Corp. Fiore Gold Ltd. Core Gold Inc.

Mr. Bailey has been a director of the Company since June 28, 2002. On February 5, 2018, Mr. Bailey was appointed Non-Executive Chair of the Board.

Mr. Bailey is a mining executive and registered professional geologist with over 40 years of industry experience. Between 1995 and 2012, he was the President and Chief Executive Officer of Minefinders Corporation Ltd. (“Minefinders”), a precious metals mining company that operated the multi-million ounce Dolores gold and silver mine in Mexico before being acquired by Pan American Silver Corp. Before joining Minefinders, Mr. Bailey held senior positions with Equinox Resources Inc. and Exxon Minerals. Since 1984, Mr. Bailey has worked as a consulting geologist with Mark H. Bailey & Associates LLC. Mr. Bailey is currently a director of Mason Resources Corp., Fiore Gold Ltd. and Core Gold Inc.

	Meetings Attended since January 1, 2017
	Board	5/5	100%
	Committee Meetings Attended since January 1, 2017
	Compensation	2/2	100%
	Audit	5/5	100%
	Technical	1/1	100%
	Common Shares Beneficially Owned, Controlled or Directed:
	611,627
	Common Share Purchase Warrants Beneficially Owned, Controlled or Directed:
	Number of Warrants	Exercise Price	Expiry Date
	50,000	C$0.55	January 10, 2022

Stephen Scott, 57 British Columbia, Canada Executive Director since April 1, 2016 Other Public Company Directorships: Mason Resources Corp. Nevsun Resources Ltd. Atalaya Mining plc

Mr. Scott was appointed to the position of Interim Chief Executive Officer on November 16, 2015. He was appointed to the positions of President, Chief Executive Officer and director on April 1, 2016.

Mr. Scott has thirty years of global experience in all mining industry sectors. Mr. Scott also serves as the President & Chief Executive Officer of Mason Resources Corp. Before joining the Company, he was the President of Minenet Advisors, a capital markets and management advisory consultancy providing a broad range of advice and services to clients relating to planning and execution of capital markets transactions, strategic planning, generation and acquisition of projects, and business restructuring. Between 2000 and 2014, Mr. Scott held various global executive positions with Rio Tinto including General Manager Commercial, Rio Tinto Copper and President and Director of Rio Tinto Indonesia. He is an experienced public company director having served as an independent director on the boards of a number of TSX and AIM listed public mining companies. Mr. Scott holds a Bachelor of Business and Graduate Certificate in Corporate Secretarial Practises from Curtin University in Western Australia.

	Meetings Attended since January 1, 2017
	Board	5/5	100%
	Committee Meetings Attended since January 1, 2017
	Technical	1/1	100%
	Common Shares Beneficially Owned, Controlled or Directed:
	332,561
	Common Share Purchase Warrants Beneficially Owned, Controlled or Directed:
	Number of Warrants	Exercise Price	Expiry Date
	48,780	C$0.55	January 10, 2022

Michael Price, 62 London, United Kingdom Independent Director since February 5, 2018 Other Public Company Directorships: Eldorado Gold Corp. Asanko Gold Inc.

Dr. Price has been a director of the Company since February 5, 2018.

Dr. Price has over 35 years of experience in mining and mining finance. He is currently a Non-Executive Director of Eldorado Gold Corp. and Asanko Gold Inc., and is the London Representative of Resource Capital Funds. During his career, Dr. Price has served as Managing Director, Joint Global Head of Mining and Metals, Barclays Capital, Managing Director, Global Head of Mining and Metals, Societe Generale and Head of Resource Banking and Metals Trading, NM Rothschild and Sons. Dr. Price has B.Sc. and Ph.D. qualifications in Mining Engineering from University College Cardiff.

	Meetings Attended since January 1, 2017
	Board(1)	1/1	100%
	Committee Meetings Attended since January 1, 2017
	N/A
	Common Shares Beneficially Owned, Controlled or Directed:
	Nil
	Common Share Purchase Warrants Beneficially Owned, Controlled or Directed:
	Number of Warrants	Exercise Price	Expiry Date
	Nil	N/A	N/A
(1)	Only one Board meeting was held after the date Dr. Price was appointed to the Board.

Alan Edwards, 60 Arizona, U.S.A. Independent Director since March 8, 2011 Other Public Company Directorships: Mason Resources Corp. Rise Gold Corp. Americas Silver Corporation Orvana Minerals Corp.

Mr. Edwards has been a director of the Company since March 8, 2011.

Mr. Edwards has more than 35 years of diverse mining industry experience. He is a graduate of the University of Arizona, where he obtained a Bachelor of Science Degree in Mining Engineering and an MBA (Finance). Mr. Edwards is currently the President of AE Resources Corp., an Arizona based company. Mr. Edwards is a director of Americas Silver Corporation and Orvana Minerals Corp. and is the Non-Executive Chair of the Board of Mason Resources Corp. and the Chairman of the Board of Rise Gold Corp. He served as the non-executive Chairman of the Board of AQM Copper Inc. from October 2011 to January 2017 and AuRico Gold Inc. (Alamos Gold Inc. following its combination with AuRico Gold in July 2015) from July 2013 to November 2015. Mr. Edwards served as the Chief Executive Officer of Oracle Mining Corporation, a Vancouver based company, from 2012 to 2013. He also previously served as President and Chief Executive Officer of Copper One Inc. and Frontera Copper Corporation, and as Executive Vice President and Chief Operating Officer of Apex Silver Mines Corporation, where he directed the engineering, construction and development of the San Cristobal project in Bolivia. Mr. Edwards has also worked for Kinross Gold Corporation, P.T. Freeport Indonesia, Cyprus Amax Minerals Company and Phelps Dodge Mining Company, where he started his career.

	Meetings Attended since January 1, 2017
	Board	4/5	80%
	Committee Meetings Attended since January 1, 2017
	Compensation	2/2	100%
	Corporate Governance & Nominating	5/5	100%
	Technical	1/1	100%
	Common Shares Beneficially Owned, Controlled or Directed:
	457,783
	Common Share Purchase Warrants Beneficially Owned, Controlled or Directed:
	Number of Warrants	Exercise Price	Expiry Date
	60,975	C$0.55	January 10, 2022

James Harris, 66 British Columbia, Canada Independent Director since January 29, 2003 Other Public Company Directorships: Mason Resources Corp.

Mr. Harris has been a director of the Company since January 29, 2003, served as the Company’s Non-Executive Chairman between March 15, 2006 and June 27, 2013 and served as the Company’s Non-Executive Deputy Chairman between June 27, 2013 and February 28, 2015.

Mr. Harris was formerly a corporate, securities and business lawyer with over 30 years’ experience in Canada and internationally. He has extensive experience with the acquisition and disposition of assets, corporate structuring and restructuring, regulatory requirements and corporate filings, and corporate governance. Mr. Harris was also a Founding Member of the Legal Advisory Committee of the former Vancouver Stock Exchange. Mr. Harris has completed the Directors’ Education Program of the Institute of Corporate Directors and is an Institute accredited Director (ICD.D). Mr. Harris has also completed a graduate course in business at the London School of Economics. Mr. Harris is currently a director of Mason Resources Corp.

	Meetings Attended since January 1, 2017
	Board	5/5	100%
	Committee Meetings Attended since January 1, 2017
	Compensation	2/2	100%
	Corporate Governance & Nominating	5/5	100%
	Audit	5/5	100%
	Common Shares Beneficially Owned, Controlled or Directed:
	908,062
	Common Share Purchase Warrants Beneficially Owned, Controlled or Directed:
	Number of Warrants	Exercise Price	Expiry Date
	67,500	C$0.55	January 10, 2022

Anna Stylianides, 52 British Columbia, Canada Independent Director since July 13, 2015 Other Public Company Directorships: Eco Oro Minerals Corp. Sabina Gold & Silver Corp. Altius Minerals Corporation

Ms. Stylianides has been a director of the Company since July 13, 2015.

Ms. Stylianides has over 20 years of experience in global capital markets and has spent much of her career in investment banking, private equity, and corporate management and restructuring. She began her career in corporate law by joining the firm of Webber Wentzel Attorneys in 1990 after graduating from the University of the Witwatersrand in Johannesburg, South Africa. In 1992, she joined Investec Merchant Bank Limited where she specialized in risk management and gained extensive experience in the areas of corporate finance, structured finance, mergers and acquisitions, structuring, specialized finance and other banking and financial services transactions. She was also involved in designing and structuring of financial products for financial institutions and corporations. Ms. Styliandes was most recently the Executive Chairman of Eco Oro Minerals Corp. (“Eco Oro”), a precious metals exploration and mining development company with a portfolio of projects in northeastern Colombia, and is currently a director of Eco Oro, Sabina Gold & Silver Corp., Capfin Partners, LLC, Altius Minerals Corporation and the Fraser Institute.

	Meetings Attended since January 1, 2017
	Board	5/5	100%
	Committee Meetings Attended since January 1, 2017
	Corporate Governance & Nominating	5/5	100%
	Audit	5/5	100%
	Common Shares Beneficially Owned, Controlled or Directed:
	73,171
	Common Share Purchase Warrants Beneficially Owned, Controlled or Directed:
	Number of Warrants	Exercise Price	Expiry Date
	36,585	C$0.55	January 10, 2022

Composition of Board Committees

Committee	Membership
Audit	Anna Stylianides (chair), Mark Bailey, James Harris
Compensation	Mark Bailey (chair), Alan Edwards, James Harris
Corporate Governance & Nominating	James Harris (chair), Anna Stylianides, Alan Edwards
Technical	Alan Edwards (chair), Mark Bailey, Stephen Scott

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed below, none of the proposed directors:

(a)	are, as at the date of this Information Circular, or have been, within ten years before the date of this Information Circular, a director, Chief Executive Officer (“CEO”) or Chief Financial Officer (“CFO”) of any company that:
i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, CEO or CFO; or
ii)	was subject to an order that was issued after the proposed director ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO;

(b)	are, as at the date of this Information Circular, or has been within ten years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(c)	have, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed trustee.

Alan Edwards, a director of the Company, was Chairman of the Board of Oracle Mining Corp. (“Oracle”) until his resignation effective February 15, 2015. On December 23, 2015, Oracle announced that the Superior Court of Arizona had granted the application of Oracle’s lender to appoint a receiver and manager over the assets, undertaking and property of Oracle Ridge Mining LLC.

In addition, none of the proposed directors has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a nominee as director.

PLAN OF ARRANGEMENT

On February 28, 2017, the Company announced that the Board had approved a spin-out of the Company’s Ann Mason Project in Nevada and Lordsburg property in New Mexico along with US$8.84 million in cash into a newly incorporated wholly-owned subsidiary, Mason Resources Corp. (“Mason”), through a plan of arrangement under Section 288 of the Business Corporations Act (the “Arrangement”). The Arrangement closed on May 9, 2017. Shareholders received common shares of Mason by way of a share exchange, pursuant to which each existing common share of the Company was exchanged for one “new” common share of the Company and 0.45 of a common share of Mason. Mason’s common shares commenced trading on the TSX on May 12, 2017 under the symbol “MNR”, and on the OTCQB Venture Market on November 9, 2017 under the symbol “MSSNF”.

As part of the Arrangement, option holders and warrant holders of the Company received replacement options and warrants of the Company and options and warrants of Mason which are proportionate to, and reflective of the terms of, their original options and warrants of the Company.

In exchange for each existing warrant, the holder was issued one replacement warrant (a “Replacement Warrant”) and 0.45 of a Mason warrant. On May 23, 2017, warrant holders of the Company received an aggregate 4,169,119 Mason warrants each with an exercise price of C$0.23, and an aggregate 9,264,735 Replacement Warrants each with an exercise price of C$0.55. The exercise prices assigned to the Replacement Warrants and the Mason warrants reflect the allocation of the original exercise price of the existing warrants between the Replacement Warrants and the Mason warrants issued, based on the relative market value of Mason and the Company following completion of the Arrangement.

In exchange for each existing option, the holder was issued one fully vested replacement option (a “Replacement Option”) and 0.45 of a fully vested Mason option. On May 23, 2017, the Company’s option holders received an aggregate 8,240,000 Replacement Options with exercise prices ranging from C$0.18 per share to C$0.61 per share. The Mason options were awarded with exercise prices ranging from C$0.07 per share to C$0.27 per share. The exercise prices assigned to the Replacement Options and the Mason options reflect the allocation of the original exercise price of the existing options between the Replacement Options and the Mason options issued, based on the relative market value of Mason and the Company following completion of the Arrangement.

On May 9, 2017, the Company entered into an Administrative Services Agreement with Mason (the “Administrative Services Agreement”), pursuant to which the Company provides office space, furnishings and equipment, communications facilities and personnel necessary for Mason to fulfill its basic day-to-day head office and executive responsibilities on a pro-rata cost-recovery basis.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular, “executive officer” of the Company means an individual who at any time during the year was the Chair, or a Vice-Chair or President of the Company; any Vice President in charge of a principal business unit, division or function including sales, finance or production; and any individual who performed a policy-making function in respect of the Company.

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”):

1.	a CEO;
2.	a CFO;
3.	each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than C$150,000 for that financial year; and
4.	any individual who would be a NEO under paragraph (3) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

As at December 31, 2017, the end of the most recently completed financial year of the Company, the Company had four NEOs.

Compensation Discussion and Analysis

The Compensation Committee of the Board typically meets in the fall of each year to discuss and determine the recommendations that it will make to the Board regarding executive officer compensation. The general objectives of the Company’s compensation strategy are to (a) compensate executive officers in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value; (b) align management’s interests with the long-term interests of shareholders; (c) provide a compensation package that is commensurate with other comparable companies to enable the Company to attract and retain talent; and (d) ensure that the total compensation package is designed in a manner that takes into account the fact that the Company is without a history of earnings, current market and industry circumstances and the Company’s ability to raise capital.

In the course of its annual compensation evaluation, the Compensation Committee considers, among such other factors as it may deem relevant, the CEO’s recommendations with respect to compensation of other executive officers, the extent to which corporate goals have been achieved, the Company’s overall performance, awards given to executive officers in prior years, and general market conditions and economic outlook.

The Compensation Committee generally considers three elements of compensation - a base salary for the next financial year, a discretionary cash bonus to reward superior performance and an award of long-term incentive stock options. Base salary comprises the portion of executive compensation that is fixed, whereas discretionary cash bonuses and option based compensation represent compensation that is “at risk” depending on whether the executive officer is able to meet or exceed his or her applicable performance expectations, and overall performance of the Company. No specific formula has been developed to assign a specific weighting to each of these components. Rather, the Compensation Committee focuses on ensuring that the total compensation package for each executive officer meets the general objectives of the Company’s compensation strategy.

Base salary is used to provide executive officers a set amount of money during the year with the expectation that each executive officer will perform his or her responsibilities to the best of his or her ability and in the best interests of the Company. Generally, the Compensation Committee makes recommendations regarding each executive officer’s base salary for the upcoming year after taking multiple factors into account, including the overall performance of the Company, general market performance and economic outlook, base salaries paid to executive officers of comparable companies, the performance of the executive officer, and the executive officer’s experience level and responsibilities.

The awarding of incentive stock options provides a link between executive officer compensation and the Company’s share price. It also rewards management for achieving results that improve Company performance and thereby increase shareholder value. Stock options are generally awarded to executive officers at the commencement of employment and periodically thereafter. In making a determination as to whether an award of long-term incentive stock options is appropriate, and if so, the number of options that should be awarded, the Compensation Committee will consider, among such other factors as it may deem relevant, the value in securities of the Company that the Compensation Committee intends to award as compensation, current and expected future performance of the executive officer, the potential dilution to shareholders and the cost to the Company, previous awards made to the executive officer and the limits imposed by the terms of the Company’s Stock Option Plan (the “Plan”) and the TSX. The Company considers the awarding of incentive stock options to be a particularly important element of compensation as it allows the Company to encourage and reward each executive officer’s efforts to increase value for shareholders without requiring the Company to use cash from its treasury. The terms and conditions of the Company’s stock option awards, including vesting provisions and exercise prices, are determined by the Board at the time of award, subject to the limits imposed by the terms of the Plan.

Finally, the Compensation Committee will consider whether it is appropriate and in the best interests of the Company to award a discretionary cash bonus to executive officers and if so, in what amount. The extent to which management has achieved goals for the year will be evaluated by the Compensation Committee and the Board, and the actual amount of discretionary cash bonuses that will be paid out, if any, will be recommended by the Compensation Committee and approved by the Board in its discretion based upon that evaluation.

The Company operates in a very competitive industry and competes with other companies for the recruitment and retention of qualified employees. The Company’s business requires specialized skills and knowledge in the areas of geology and engineering, strategic planning, financial modelling, accounting, compliance, regulatory matters and corporate governance, among others. Therefore, it is important that the Company provide competitive compensation to attract and retain such talent.

In late 2014, the Compensation Committee benchmarked the salaries of the Company’s executive officers against a peer group of mining companies with similar operations. The criteria used to develop the peer group included relevant peer companies at similar stages of development, operating in the same regional geography, and companies from approximately half of the Company’s market capitalization to roughly double the Company’s market capitalization. Access to capital tends to determine the pay mix to a certain extent, therefore matching the development stages of peer companies is important. The magnitude of executive compensation is also correlated to the size of an organization the executives oversee, therefore organizations with significant enough resources to warrant a prefeasibility study were included. In addition, geographical similarity allows for a more accurate benchmarking of comparable skillsets used to manage domestic versus international operations. The Company had operations in both arenas therefore companies with similar challenges were also included. The following companies were in the peer group: Almaden Minerals Ltd., Asanko Gold Inc., Augusta Resource Corp., Chesapeake Gold Corp., Copper Fox Metals Inc., Eco Oro Minerals Corp., Exeter Resource Corp., MAG Silver Corp., Midas Gold Corp., Nevada Copper Corp., NGEx Resources Inc., NovaCopper Inc., Paramount Gold & Silver Corp., Pilot Gold Inc., Quaterra Resources Inc., Redhawk Resources Inc., Sabina Gold & Silver Corp., SilverCrest Mines Inc. and Wildcat Silver Corp.

In late 2014, the Compensation Committee received a compensation proposal from management, which took into account the salaries paid to executives of comparable companies, the halt to development at the Oyu Tolgoi underground mine in Mongolia, the continuing need to preserve capital and thus limit development of Ann Mason, and the Company’s ongoing efforts to identify a beneficial merger and acquisition opportunity. Management’s compensation proposal also took note of the complexity of the issues that management was dealing with, the key milestones and corporate objectives that had been met during 2014, the fact that there had not been salary increases for several years, and the fact that the salary for the Vice President, Corporate Development was significantly below that of other Vice Presidents of the Company.

The Compensation Committee evaluated the performance of management, taking into account the factors described above. The Compensation Committee accepted management’s proposal, and recommended to the Board that the executive officers receive salary increases effective January 1, 2015, but that no discretionary bonuses be awarded. The Board subsequently approved the Compensation Committee’s recommendations.

In late 2015, the Compensation Committee met to discuss executive officer compensation for 2016. The Compensation Committee noted that management was in the process of implementing steps to significantly reduce overhead in 2016, and determined that no salary increases or discretionary cash bonuses should be recommended to the Board at that time. In late 2016, the Compensation Committee met to discuss executive officer compensation for 2017, and again determined that no salary increases or discretionary cash bonuses should be recommended to the Board at that time.

In connection with the appointment of Stephen Scott as Interim CEO in November 2015, the Company agreed to grant to Mr. Scott, as an inducement for his service, up to 500,000 common shares (the “Bonus Shares”). The Bonus Shares are issuable at the discretion of the Board, based on the achievement of the Company’s strategic direction or the achievement of one or more fundamental transactions. The grant was made outside the Company’s existing shareholder approved equity incentive plans and was approved by the independent members of the Board as a material inducement to Mr. Scott’s employment in reliance upon section 711(a) of the NYSE American Company Guide. In the event the Board determines that Bonus Shares are issuable to Mr. Scott, the Company may, at its option, satisfy its obligation by making a cash payment to Mr. Scott equivalent to the then market price of the Bonus Shares.

In February 2017, the Compensation Committee met and determined that it was appropriate to recommend to the Board that the executive officers be awarded discretionary cash bonuses in recognition of work done to cut costs, increase market awareness of the Company and its assets, potentially restructure the Company and raise capital to support the restructuring. The Compensation Committee recommended and the Board approved a discretionary cash bonus of C$100,000 to Stephen Scott, C$36,000 to Susan McLeod, and C$32,000 to each of Duane Lo and Robert Cinits. In addition, the Board determined that it was appropriate to issue 100,000 Bonus Shares to Mr. Scott at such time as may be permitted by the Company’s Corporate Disclosure and Trading Policy. The Bonus Shares were issued on May 5, 2017, immediately prior to completion of the Arrangement.

Management has also annually proposed, and the Compensation Committee has recommended, option awards for directors, officers, employees and consultants of the Company, as a means of rewarding performance without depleting the Company’s treasury.

The Board can exercise discretion to award compensation absent attainment of corporate goals or to reduce or increase the size of any award. The Board did not exercise this discretion in 2017 with respect to any NEO.

In the course of conducting its annual review of compensation, the Compensation Committee considers the implications and risks associated with the Company’s executive compensation policies, philosophy and practices. As discussed above, the Compensation Committee follows an overall compensation model which ensures that an adequate portion of overall compensation for executive officers is “at risk” and only realized through the performance of the Company over both the short-term and long-term. The Compensation Committee reviews the model to ensure that there are sufficient features to mitigate the incentive for excessive risk taking. Some of the key risk mitigating features include:

•	balanced design, between fixed and variable pay and between short-term and long-term incentives; and
•	a greater reward opportunity derived from long-term incentives compared to short-term incentives, creating a greater focus on sustained performance over time.

The Company does not permit its executive officers or directors to hedge any of the equity compensation granted to them.

Administrative Services Agreement with Mason

Under the Administrative Services Agreement with Mason, effective May 9, 2017 the Company provides office space, furnishings and equipment, communications facilities and personnel necessary for Mason to fulfill its basic day-to-day head office and executive responsibilities on a pro-rata cost-recovery basis.

Mason’s executive officers do not receive salaried compensation from Mason. Instead under the Administrative Services Agreement, Mason has sufficient access to and the use of the Company’s executive officers to enable Mason to achieve its corporate goals and objectives for the ensuing year. The Company is the sole employer, and is responsible for paying 100% of executive officer salaries for services provided by executive officers to both the Company and Mason. The Company then invoices Mason for its proportionate share of actual costs for the executive officers, including base salary, benefits, vacation pay, perquisites, professional memberships and continuing education expenses. The Company may also propose discretionary cash bonuses to be allocated between the Company and Mason to reward exceptional service by executive officers to Mason and the Company, taken as a whole.

The Company and Mason agree on an annual basis the executive officers that the parties believe that Mason will need access to and use of for the ensuing year, and the proposed allocation of costs for such executive officers (the “Annual Budget”). If Mason determines that it requires an increase to the quantity and level of services it receives, or the Company determines that it is providing or needs to provide significantly more services to Mason, then the party making the determination will provide notice to the other party and the Annual Budget will be amended as agreed between the parties, acting reasonably. Neither party can materially reduce the quantity or level of services provided to Mason pursuant to an agreed Annual Budget without the prior written consent of the other party, which may be withheld in its sole discretion. The Administrative Services Agreement may be terminated by either party giving at least six months written notice to the other party. Mason may terminate the Administrative Services Agreement at any time by providing the Company with a lump sum equal to the average monthly fees for the preceding four months, or the average monthly fees budgeted in the Approved Budget for the next four months, whichever is greater.

2018 Assessment

In February 2018, the Compensation Committee met to assess the performance of the Company and management as a whole. Key corporate goals set by management, approved by the Board and achieved during 2017 included:

•	completing a non-brokered private placement to support the restructuring of the Company’s business into two well-funded, separate publicly traded companies;
•	completing the spin-out of the Ann Mason Project and Lordsburg property by way of the Arrangement, into a new public company listed for trading on the TSX and the OTCQB;
•	engaging Amec Foster Wheeler Americas Limited to complete an updated Technical Report on the Company’s interest in the Entrée/Oyu Tolgoi joint venture property in Mongolia;
•	raising investor awareness of the Company’s key asset; and
•	initiatives to reduce the Company’s cash burn rate, including by entering into the Administrative Services Agreement, ensuring that the Company is positioned to meet all challenges as they emerge and at the same time identify strategic growth opportunities with the potential to deliver value to the Company and its shareholders.

Following its assessment, the Compensation Committee determined that it was appropriate to recommend to the Board that discretionary cash bonuses be awarded to the NEOs. The award was approved by the Board on February 27, 2018. The Company proposed to Mason that the cost of the discretionary cash bonuses be allocated between the Company and Mason to reward exceptional service by the NEOs to Mason and the Company during 2017, taken as a whole. As the NEOs were principally focussed on completing the Arrangement and a non-brokered private placement to support the restructuring of the Company’s business into two well-funded, separate publicly traded companies in the first half of 2017, and the NEOs spent 50% of their time providing services to Mason in the second half of 2017, the parties agreed that it was appropriate to allocate 50% of the cost of the discretionary cash bonuses to Mason as follows:

NEO	Total Bonus Paid to NEO (C$)	Amount of Bonus Allocated to Mason (C$)
Stephen Scott	$80,000	$40,000
Duane Lo	$36,000	$18,000
Susan McLeod	$40,000	$20,000
Robert Cinits	$36,000	$18,000

Compensation Governance

The Compensation Committee is composed of Mark Bailey (chair), James Harris and Alan Edwards, all of whom are independent directors, applying the definition set out in section 1.4 of National Instrument 52-110 - Audit Committees (“NI 52-110”) and under Section 803A of the NYSE American Company Guide. Each member of the Compensation Committee has served on various other public company boards, which gives them sufficient direct experience in executive compensation to assist them in making decisions about the suitability of the Company’s compensation practices and policies.

The Board has adopted a Compensation Committee Charter, which governs the organization of the Compensation Committee and sets out the duties and responsibilities of the chair and the Compensation Committee as a whole.

The primary objective of the Compensation Committee is to discharge the responsibilities of the Board relating to compensation and benefits of the executive officers and directors of the Company. The Committee shall consist of three or more directors appointed by the Board, each of whom must be independent. The Committee shall meet as many times as it deems necessary, but not less frequently than one time per year. The CEO may not be present during the Compensation Committee’s voting or deliberations.

Responsibilities of the Compensation Committee include:

•	Reviewing and approving on an annual basis corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of those goals and objectives and setting the CEO’s compensation level based on this evaluation. In determining the long-term incentive component of CEO compensation, the Compensation Committee will consider, among such other factors as it may deem relevant, the Company’s performance, shareholder returns, the value of similar incentive awards to chief executive officers at comparable companies and the awards given to the CEO in past years;
•	Reviewing and approving on an annual basis the adequacy and form of compensation and benefits of all other executive officers and directors, and making recommendations to the Board in that regard;
•	Making recommendations to the Board with respect to the Plan and any other incentive compensation plans and equity-based plans;
•	Determining the recipients of, and the nature and size of share compensation awards and bonuses granted from time to time, in compliance with applicable securities law, stock exchanges and other regulatory requirements; and
•	Approving inducement grants, which include grants of options or stock to new employees in connection with a merger or acquisition, as well as any tax-qualified, non-discriminatory employee benefit plans or non-parallel non-qualified plans, to new employees.

The Compensation Committee is acutely aware of the dual responsibility that non-executive directors have for overseeing the Company’s corporate governance and long-term sustainability, as well as its compensation plans. In the course of determining compensation for non-executive directors, the Compensation Committee tries to ensure that non-executive director interests are closely aligned with those of shareholders, and that best practices for corporate governance are observed in the course of structuring non-executive director pay. In particular, the Compensation Committee is committed to structuring director pay in a manner that enables directors to maintain their independence. One of the ways that the Compensation Committee attempts to achieve this is by imposing reasonable limits on independent director participation in the Plan.

The Compensation Committee has the authority to retain outside advisors, including the sole authority to retain or terminate consultants to assist the Compensation Committee in the evaluation of compensation of executive officers and directors. No compensation consultant or advisor has been retained by the Company, and no fees have been paid to a compensation consultant or advisor, in either of the Company’s two most recently completed financial years.

Performance Graph

The following chart compares the yearly percentage change in cumulative total shareholder return for C$100 invested in common shares of the Company beginning on December 31, 2012 with the cumulative total return of the S&P/TSX Composite Index for the five most recently completed financial years of the Company.

Entree Resources Ltd. (“ETG”)
Comparison of Five Year Total Common Shareholders’ Return

(as at December 31st of each year) (C$)

	Dec 2012	Dec 2013	Dec 2014	Dec 2015	Dec 2016	Dec 2017
ETG	$100	$68.89	$45.56	$64.44	$93.33	$171.11
S&P/TSX COMPOSITE INDEX	$100	$109.56	$117.69	$104.64	$122.95	$130.37

The trend in overall compensation for the Company’s NEOs over the five years has not tracked the performance of the market price of the Company’s shares, or the S&P/TSX Composite Index, to the extent that between 2012 and 2014 the Company’s share price fell as a result of a decline in metal prices, ongoing economic uncertainty and heightened uncertainty in Mongolia, including as a result of the announcement by Turquoise Hill Resources Ltd. of the suspension of underground development at the Oyu Tolgoi project in Mongolia. Starting in 2015, the Company’s share price began to rebound, as a result of the restart of underground development at the Oyu Tolgoi project, changes to management, concerted efforts to reduce the Company’s cash burn rate, rising commodity prices and a new investor relations strategy. Following a successful non-brokered private placement and initiation of the Arrangement in 2017, the Company decided to pay discretionary cash bonuses to the NEOs.

Summary Compensation Table

The following table is a summary of compensation paid or granted to the NEOs for the last three financial years ending December 31, 2017, 2016 and 2015.

Name and Principal Position	Year	Salary (US$)(3)	Share-based awards (US$)(4)	Option-based awards (1) (US$)	Non-equity incentive plan compensation (US$)(2) (3)		Pension value (US$)	All other compensation (US$)(3)	Total compensation (US$)
					Annual incentive plans	Long-term incentive plans
Stephen Scott, President and CEO(5) (6)	2017	$223,692(7)	$45,094	$78,934	$79,890	Nil	Nil	Nil	$427,610(7)
	2016	$156,401	Nil	$72,360	Nil	Nil	Nil	$39,100	$267,861
	2015	Nil	Nil	$77,612	$18,064	Nil	Nil	$18,763	$114,439
Duane Lo, CFO(8)	2017	$179,753(9)	Nil	$48,575	$25,565	Nil	Nil	Nil	$253,893(9)
	2016	$27,929	Nil	$59,821	Nil	NIl	Nil	$78,945	$166,695
	2015	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Susan McLeod, Vice President, Legal Affairs & Corporate Secretary	2017	$201,323(10)	Nil	$54,646	$28,760	Nil	Nil	Nil	$284,729(10)
	2016	$187,682	Nil	$36,180	Nil	Nil	Nil	Nil	$223,862
	2015	$182,081	Nil	$16,096	Nil	Nil	Nil	Nil	$198,177
Robert Cinits, Vice President, Corporate Development	2017	$201,323(11)	Nil	$48,575	$25,565	Nil	Nil	Nil	$275,463(11)
	2016	$187,682	Nil	$36,180	Nil	Nil	Nil	Nil	$223,862
	2015	$182,081	Nil	$16,096	Nil	Nil	Nil	Nil	$198,177
(1)	The Company uses the Black-Scholes option-pricing model for determining fair value of stock options issued at the grant date. The Company selected the Black-Scholes option-pricing model because it is widely used in estimating option based compensation values by Canadian and U.S. public companies. The practice of the Company is to grant all option based awards in Canadian currency, and then convert the grant date fair value amount to United States currency for reporting the value of the grants in the Company’s financials. The conversion rate for each grant is the average of the rates quoted by the Bank of Canada as its daily average exchange rate of the last day of the three months in the quarter in which the grant is made. The conversion rates for the purpose of the grants in this table are presented below and are based on the applicable conversion rate on the date of grant, each as supplied by the Bank of Canada.
(2)	The Company does not have a formal annual incentive program, however, bonuses are granted as determined by the Compensation Committee and approved by the Board on an individual basis. The Company does not presently have a pension incentive plan for any of its executive officers, including its NEOs.
(3)	All compensation is negotiated and settled in Canadian dollars. The exchange rate used to convert 2017 compensation to US$ is 1.2517 (2016 - 1.3427; 2015 - 1.3840).
(4)	Mr. Scott received 100,000 Bonus Shares on May 5, 2017. The fair value of the share-based award at the grant date is calculated using the closing price of the Company’s common shares on the TSX on May 5, 2017. The grant date fair value amount is then converted to United States currency using the rate quoted by the Bank of Canada as its daily average exchange rate for May 5, 2017 (1.3749).
(5)	Mr. Scott is also a director of the Company. Mr. Scott did not receive compensation from the Company for acting as a director, and no portion of the total compensation disclosed above was received by Mr. Scott as compensation for acting as a director.

(6)	Mr. Scott was appointed Interim CEO effective November 16, 2015 under an independent contractor agreement dated November 12, 2015. Mr. Scott received a signing bonus of C$25,000 on November 16, 2015. His consulting fee is reported as Other Compensation. Mr. Scott was appointed President and CEO effective April 1, 2016 under an employment agreement of even date.
(7)	Mr. Scott is also the President and CEO of Mason. The Company is Mr. Scott’s employer, and is responsible for paying 100% of Mr. Scott’s salary for his services to both the Company and Mason, which is reported in “Salary” above. Pursuant to the Administrative Services Agreement between the Company and Mason, between May 9, 2017 (the effective date of the Arrangement) and December 31, 2017, the Company provided Mason with access to and the use of 50% of Mr. Scott’s time, and Mason paid the Company US$74,564, representing 50% of the Company’s actual cost of Mr. Scott’s salary and benefits during that period.
(8)	Mr. Lo was appointed Interim CFO effective April 1, 2016 under an independent contractor agreement of even date. His consulting fee is reported as Other Compensation. Mr. Lo was appointed CFO effective November 1, 2016 under an employment agreement of even date.
(9)	Mr. Lo is also the CFO of Mason. The Company is Mr. Lo’s employer, and is responsible for paying 100% of Mr. Lo’s salary for his services to both the Company and Mason, which is reported in “Salary” above. Pursuant to the Administrative Services Agreement between the Company and Mason, between May 9, 2017 (the effective date of the Arrangement) and December 31, 2017, the Company provided Mason with access to and the use of 50% of Mr. Lo’s time, and Mason paid the Company US$59,918, representing 50% of the Company’s actual cost of Mr. Lo’s salary and benefits during that period.
(10)	Ms. McLeod is also the Chief Legal Officer and Corporate Secretary of Mason. The Company is Ms. McLeod’s employer, and is responsible for paying 100% of Ms. McLeod’s salary for her services to both the Company and Mason, which is reported in “Salary” above. Pursuant to the Administrative Services Agreement between the Company and Mason, between May 9, 2017 (the effective date of the Arrangement) and December 31, 2017, the Company provided Mason with access to and the use of 50% of Ms. McLeod’s time, and Mason paid the Company US$67,108, representing 50% of the Company’s actual cost of Ms. McLeod’s salary and benefits during that period.
(11)	Mr. Cinits is also the Chief Operating Officer of Mason. The Company is Mr. Cinits’ employer, and is responsible for paying 100% of Mr. Cinits’ salary for his services to both the Company and Mason, which is reported in “Salary” above. Pursuant to the Administrative Services Agreement between the Company and Mason, between May 9, 2017 (the effective date of the Arrangement) and December 31, 2017, the Company provided Mason with access to and the use of 50% of Mr. Cinits’ time, and Mason paid the Company US$67,108, representing 50% of the Company’s actual cost of Mr. Cinits’ salary and benefits during that period.

The following table provides the exchange rates used to convert the value of the option based awards from Canadian dollars to United States dollars as reported above.

Name	Date of Grant	Expiry Date	Exercise Price (C$)	Options Granted	Exchange Rates to US$
Stephen Scott	16-Oct-17	15-Oct-22	$0.52	325,000	C$1.25/US$1
	22-Nov-16	21-Nov-21	$0.42(1)	400,000	C$1.34/US$1
	16-Nov-15	15-Nov-20	$0.35(1)	500,000	C$1.34/US$1
Duane Lo	16-Oct-17	15-Oct-22	$0.52	200,000	C$1.25/US$1
	22-Nov-16	21-Nov-21	$0.42(1)	250,000	C$1.34/US$1
	1-Apr-16	31-Mar-21	$0.39(1)	100,000	C$1.30/US$1
Susan McLeod	16-Oct-17	15-Oct-22	$0.52	225,000	C$1.25/US$1
	22-Nov-16	21-Nov-21	$0.42(1)	200,000	C$1.34/US$1
	4-Dec-15	3-Dec-20	$0.33(1)	110,000	C$1.34/US$1
Robert Cinits	16-Oct-17	15-Oct-22	$0.52	200,000	C$1.25/US$1
	22-Nov-16	21-Nov-21	$0.42(1)	200,000	C$1.34/US$1
	4-Dec-15	3-Dec-20	$0.33(1)	110,000	C$1.34/US$1
(1)	Pre-Arrangement exercise price.

The Company employs Stephen Scott as President and CEO under an employment agreement dated April 1, 2016, as amended. Mr. Scott also provides services to Mason as its President and CEO pursuant to the Administrative Services Agreement. The Company is Mr. Scott’s employer, and is responsible for paying 100% of Mr. Scott’s salary for his services to both the Company and Mason. Under his employment agreement with the Company, Mr. Scott agreed to a temporary reduction in his annual salary to C$280,000 until December 31, 2017. Effective January 1, 2018, Mr. Scott’s salary was restored to its original rate of C$325,000 per annum. The Company and Mason agreed that Mason would have access to and the use of Mr. Scott for 50% of his time between the effective date of the Arrangement and December 31, 2017, and accordingly the Company charged Mason for 50% of the Company’s actual cost of Mr. Scott’s salary and benefits during that time (US$74,564). Under his employment agreement, Mr. Scott is required to provide the Company with one month’s prior notice in the event he wishes to resign. The Company may terminate his employment without cause by providing him with 18 months’ working notice, or an amount equal to the salary Mr. Scott otherwise would receive over the working notice period (or a combination thereof). In the event Mr. Scott’s employment is terminated without cause or he resigns for Good Reason (as defined below) within the one year period following a Change of Control (as defined below), Mr. Scott will be entitled to 24 months’ salary and the aggregate amount of all other remuneration, bonuses and benefits that he would otherwise have received over the ensuing 24-month period. Any payment made to Mr. Scott by the Company in connection with the termination of Mr. Scott’s employment will be for the sole account of the Company, unless the termination was requested or otherwise agreed to by Mason. See “Termination and Change of Control Benefits” below.

The Company employs Duane Lo as Chief Financial Officer under an employment agreement dated November 1, 2016. Mr. Lo also provides services to Mason as its CFO pursuant to the Administrative Services Agreement. The Company is Mr. Lo’s employer, and is responsible for paying 100% of Mr. Lo’s annual salary of C$225,000 for his services to both the Company and Mason. The Company and Mason agreed that Mason would have access to and the use of Mr. Lo for 50% of his time between the effective date of the Arrangement and December 31, 2017, and accordingly the Company charged Mason for 50% of the Company’s actual cost of Mr. Lo’s salary and benefits during that time (US$59,918). Mr. Lo is required to provide the Company with one month’s prior notice in the event he wishes to resign. The Company may terminate his employment without cause by providing him with six months’ working notice plus an additional month of working notice for each year of employment completed, to a maximum of twelve months’ working notice, or an amount equal to the salary Mr. Lo otherwise would receive over the working notice period (or a combination thereof). In the event Mr. Lo’s employment is terminated without cause or he resigns for Good Reason within the one year period following a Change of Control, Mr. Lo will be entitled to a lump sum amount equal to 18 months’ salary and the aggregate amount of all other remuneration, bonuses and benefits that he would otherwise have received over the ensuing 18-month period (collectively, the “Severance Amount”). Any payment made to Mr. Lo by the Company in connection with the termination of Mr. Lo’s employment will be for the sole account of the Company, unless the termination was requested or otherwise agreed to by Mason. See “Termination and Change of Control Benefits” below.

The Company employs Susan McLeod as Vice President, Legal Affairs and Corporate Secretary under an employment agreement dated September 21, 2010, as amended. Ms. McLeod also provides services to Mason as its Chief Legal Officer and Corporate Secretary pursuant to the Administrative Services Agreement. The Company is Ms. McLeod’s employer, and is responsible for paying 100% of Ms. McLeod’s annual salary of C$252,000 for her services to both the Company and Mason. The Company and Mason agreed that the Company would have access to and the use of Ms. McLeod for 50% of her time between the effective date of the Arrangement and December 31, 2017, and accordingly the Company charged Mason for 50% of the Company’s actual cost of Ms. McLeod’s salary and benefits during that time (US$67,108). Ms. McLeod is required to provide the Company with one month’s prior notice in the event she wishes to resign. The Company may terminate her employment without cause by providing her with the Severance Amount. Ms. McLeod will be entitled to the Severance Amount in the event she elects to terminate her employment within 90 days following a Change of Control or as a result of conditions that amount to constructive dismissal. Any payment made to Ms. McLeod by the Company in connection with the termination of Ms. McLeod’s employment will be for the sole account of the Company, unless the termination was requested or otherwise agreed to by Mason. See “Termination and Change of Control Benefits” below.

The Company employs Robert Cinits as Vice President, Corporate Development under an amended and restated employment agreement dated June 26, 2014. Mr. Cinits also provides services to Mason as its Chief Operating Officer pursuant to the Administrative Services Agreement. The Company is Mr. Cinits’ employer, and is responsible for paying 100% of Mr. Cinits’ annual salary of C$252,000 for his services to both the Company and Mason. The Company and Mason agreed that Mason would have access to and the use of Mr. Cinits for 50% of his time between the effective date of the Arrangement and December 31, 2017, and accordingly the Company charged Mason for 50% of the Company’s actual cost of Mr. Cinits’ salary and benefits during that time (US$67,108). Mr. Cinits is required to provide the Company with one month’s prior notice in the event he wishes to resign. The Company may terminate his employment without cause by providing him with six months’ working notice plus an additional month of working notice for each year of employment completed, to a maximum of twelve months’ working notice, or an amount equal to the salary Mr. Cinits otherwise would receive over the working notice period (or a combination thereof). In the event Mr. Cinits’ employment is terminated without cause or he resigns for Good Reason within the one year period following a Change of Control, Mr. Cinits will be entitled to the Severance Amount. Any payment made to Mr. Cinits by the Company in connection with the termination of Mr. Cinits’ employment will be for the sole account of the Company, unless the termination was requested or otherwise agreed to by Mason. See “Termination and Change of Control Benefits” below.

Incentive Plan Awards

The following table is a summary of all option-based awards and share-based awards to the NEOs that were outstanding at the end of the most recently completed financial year.

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price (C$)(2)	Option expiration date	Value of unexercised in-the-money options (C$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (#)
Stephen Scott	500,000	$0.30	November 15, 2020	$235,000	Nil	Nil
	400,000	$0.36	November 21, 2021	$164,000	Nil	Nil
	325,000	$0.52	October 15, 2022	$81,250	Nil	Nil
Duane Lo	100,000	$0.33	March 31, 2021	$44,000	Nil	Nil
	250,000	$0.36	November 21, 2021	$102,500	Nil	Nil
	200,000	$0.52	October 15, 2022	$50,000	Nil	Nil
Susan McLeod	375,000	$0.47	March 15, 2018	$112,500	Nil	Nil
	150,000	$0.26	December 19, 2018	$76,500	Nil	Nil
	225,000	$0.18	December 22, 2019	$132,750	Nil	Nil
	110,000	$0.28	December 3, 2020	$53,900	Nil	Nil
	200,000	$0.36	November 21, 2021	$82,000	Nil	Nil
	225,000	$0.52	October 15, 2022	$56,250	Nil	Nil
Robert Cinits	325,000	$0.47	March 15, 2018	$97,500	Nil	Nil
	50,000	$0.27	April 9, 2018	$25,000	Nil	Nil
	150,000	$0.26	December 19, 2018	$76,500	Nil	Nil
	225,000	$0.18	December 22, 2019	$132,750	Nil	Nil
	110,000	$0.28	December 3, 2020	$53,900	Nil	Nil
	200,000	$0.36	November 21, 2021	$82,000	Nil	Nil
	200,000	$0.52	October 15, 2022	$50,000	Nil	Nil
(1)	Calculated using the closing price of the Company’s common shares on the TSX on December 29, 2017 (being the last trading day of 2017) of $0.77 and subtracting the exercise price of in-the-money options.
(2)	Post-Arrangement exercise prices.

The following table is a summary of all value vested or earned during the most recently completed financial year for the NEOs.

Name	Option-based awards - Value vested during the year (US$)(1)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)(2)
Stephen Scott	$0	Nil	$79,890
Duane Lo	$0	Nil	$25,565
Susan McLeod	$0	Nil	$28,760
Robert Cinits	$0	Nil	$25,565
(1)	Value vested during the year is calculated by subtracting the exercise price of the option (being no less than the market price of the Company’s shares on the award date) from the market price of the Company’s shares on the date the option vested (being the closing price of the Company’s shares on the TSX on the last trading day prior to the vesting date). $0 vested because all of the stock options vested in full on the award date.
(2)	Discretionary cash bonuses paid during 2017.

No options were exercised by the NEOs during the most recently completed financial year.

Termination and Change of Control Benefits

Stephen Scott

Under the terms of the employment agreement with Stephen Scott the Company may terminate Mr. Scott’s employment at any time without cause by providing him with 18 months’ working notice, or an amount equal to the salary Mr. Scott otherwise would receive over the working notice period (or a combination thereof). In the event Mr. Scott’s employment is terminated without cause or he resigns for Good Reason within the one year period following a Change of Control, Mr. Scott will be entitled to 24 months’ salary and the aggregate amount of all other remuneration, bonuses and benefits that he would otherwise have received over the ensuing 24-month period (the delivery of notice of termination of employment without cause or resignation with Good Reason being a “Severance Payment Triggering Event”). If a Change of Control had occurred on December 31, 2017, Mr. Scott would not have had an immediate benefit. If a Severance Payment Triggering Event had taken place, Mr. Scott would have been entitled to a payment of approximately US$462,576 within 10 days of the Severance Payment Triggering Event. Mr. Scott would continue to be bound by confidentiality provisions (indefinitely) and non-competition and non-solicitation provisions for a period of one year following the termination of employment.

“Change of Control” is defined as:

(i)	the sale, transfer or disposition of the Company’s assets in complete liquidation or dissolution of the Company;
(ii)	the Company amalgamates, merges or enters into a plan of arrangement with another company at arm’s length to the Company and its affiliates (the “Group”), other than an amalgamation, merger or plan of arrangement that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or resulting entity) more than 50% of the combined voting power of the surviving or resulting entity outstanding immediately after such amalgamation, merger or plan of arrangement; or

(iii)	any person or combination of persons at arm’s length to the Group acquires or becomes the beneficial owner of, directly or indirectly, more than 20% of the voting securities of the Company, whether through the acquisition of previously issued and outstanding voting securities, or of voting securities that have not been previously issued, or any combination thereof, or any other transaction having a similar effect, and such person or combination of persons exercise(s) the voting power attached to such securities in a manner that causes the Incumbent Directors to cease to constitute a majority of the Board.

“Good Reason” is defined as the occurrence of any of the following without the NEO’s written consent:

(i)	a material change (other than a change that is clearly consistent with a promotion) in the NEO’s position or duties, responsibilities, reporting relationship, title or office;
(ii)	a reduction of the NEO’s salary, benefits or any other form of remuneration or any change in the basis upon which such salary, benefits or other form of remuneration payable by the Company is determined;
(iii)	forced relocation to another geographic area;
(iv)	any material breach by the Company of a material provision of the employment agreement; or
(v)	the failure by the Company to obtain an effective assumption of its obligations hereunder by any successor to the Company, including a successor to a material portion of its business.

“Incumbent Director” means any member of the Board who was a member of the Board prior to the occurrence of the transaction, transactions or elections giving rise to a Change of Control and any successor to an Incumbent Director who was recommended or elected or appointed to succeed an Incumbent Director by the affirmative vote of a majority of the Incumbent Directors then on the Board.

Susan McLeod

Under the terms of the employment agreement with Susan McLeod, the Company may terminate Ms. McLeod’s employment at any time without cause by providing Ms. McLeod with the Severance Amount. Ms. McLeod is also entitled to the Severance Amount should she elect to terminate her employment for Good Reason or should she elect to terminate her employment within 90 days of a Change of Control (in Ms. McLeod’s case, the delivery of notice of termination of employment without cause or the expiry of one month’s prior written notice of termination of employment for Good Reason or within 90 days of a Change of Control is a “McLeod Severance Payment Triggering Event”).

If a Change of Control had occurred on December 31, 2017, Ms. McLeod would not have had an immediate benefit. If a McLeod Severance Payment Triggering Event had taken place, Ms. McLeod would have been entitled to a payment of approximately US$309,257 immediately upon the McLeod Severance Payment Triggering Event, or in the case of delivery of notice of termination of employment without cause, within 10 days of the Severance Payment Triggering Event.

Ms. McLeod would continue to be bound by confidentiality provisions (indefinitely) and non-competition and non-solicitation provisions for a period of one year following the termination of employment.

Duane Lo & Robert Cinits

Under the terms of the employment agreements with each of Duane Lo and Robert Cinits, the Company may terminate their employment at any time without cause by providing them with six months’ working notice plus an additional month of working notice for each year of employment completed, to a maximum of twelve months’ working notice, or an amount equal to the salary Mr. Lo or Mr. Cinits, as applicable, otherwise would receive over the working notice period (or a combination thereof). In the event Mr. Lo’s or Mr. Cinits’ employment is terminated without cause or Mr. Lo or Mr. Cinits resigns for Good Reason within the one year period following a Change of Control, Mr. Lo or Mr. Cinits, as applicable, will be entitled to the Severance Amount.

If a Change of Control had occurred on December 31, 2017, neither Mr. Lo nor Mr. Cinits would have had an immediate benefit. If a Severance Payment Triggering Event had taken place, Mr. Lo would have been entitled to a payment of approximately US$276,977 within 10 days of the Severance Payment Triggering Event and Mr. Cinits would have been entitled to a payment of approximately US$322,987 within 10 days of the Severance Payment Triggering Event.

Mr. Lo and Mr. Cinits would each continue to be bound by confidentiality provisions (indefinitely) and non-competition and non-solicitation provisions for a period of one year following the termination of employment.

Director Compensation

Directors’ Fees

Annual directors’ fees are paid to non-executive directors to compensate them for the time and commitment required to act as directors of the Company, serve on standing committees of the Board, serve on ad hoc or special committees of the Board (if so requested by the Board) and act as Non-Executive Chair of the Board or chair of certain standing committees.

The annual base retainer payable to non-executive directors to compensate them for acting as directors of the Company is C$25,000. Lord Howard was paid a total of C$67,844[1] in 2017, which includes the C$25,000 base retainer and additional compensation for acting as the Non-Executive Chair of the Board.

The chair of the Audit Committee receives an additional cash retainer of C$12,500 per annum; and the chairs of the Compensation Committee, CGNC and Technical Committee each receive an additional cash retainer of C$5,250 per annum.

The directors are reimbursed for expenses incurred on the Company’s behalf.

The Compensation Committee will periodically review the adequacy and form of non-executive director compensation and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director, and report and make recommendations to the Board accordingly.

Incentive Stock Options

The awarding of incentive stock options provides a link between non-executive director compensation and the Company’s share price. It also rewards non-executive directors for achieving results that improve Company performance and thereby increase shareholder value. Incentive stock options are an important component of non-executive director compensation for the Company, which doesn’t have any revenue making it difficult to pay larger cash retainers.

Stock options are generally awarded to non-executive directors when they join the Board and periodically thereafter. In making a determination as to whether an award of long-term incentive stock options is appropriate, and if so, the number of options that should be awarded, the Compensation Committee will consider, among such other factors as it may deem relevant, the value in securities of the Company that the Compensation Committee intends to award as compensation, current and expected future performance of the director, the potential dilution to shareholders and the cost to the Company, previous awards made to the director, option awards made to the Company’s executive officers and the limits imposed by the terms of the Plan and the TSX.

1 Lord Howard’s compensation is negotiated and settled in British pounds sterling. The exchange rate used to convert 2017 compensation to C$ is 1.6961.

In October 2017, the Compensation Committee recommended that the Board award incentive stock options to each of the non-executive directors in recognition of the role that the non-executive directors played in providing strategic input and corporate oversight. The Board approved the Compensation Committee’s recommendations, and in October 2017 awarded to each of the non-executive directors options to purchase 150,000 shares at an exercise price of C$0.52 for five years. The terms and conditions of the awards, including vesting provisions and exercise prices, were determined by the Board at the time of award, in accordance with the terms and conditions of the Plan.

The following table is a summary of all compensation provided to the directors of the Company (other than directors who are also NEOs) for the most recently completed financial year.

Name(1)	Fees earned (US$)	Share-based awards (US$)	Option-based awards (US$)(2) (3)	Non-equity incentive plan compensation (US$)	Pension value (US$)	All other compensation (US$)	Total (US$)
Mark Bailey	$24,167	Nil	$36,431	Nil	Nil	Nil	$60,598
James Harris	$24,167	Nil	$36,431	Nil	Nil	Nil	$60,598
Michael Howard(4)	$54,201	Nil	$36,431	Nil	Nil	Nil	$90,632
Alan Edwards	$24,167	Nil	$36,431	Nil	Nil	Nil	$60,598
Anna Stylianides	$29,959	Nil	$36,431	Nil	Nil	Nil	$66,390
(1)	In addition to being a director of the Company Stephen Scott is a NEO. For disclosure regarding Mr. Scott’s compensation, please refer to the Summary Compensation Table above.
(2)	The Company uses the Black-Scholes option-pricing model for determining fair value of stock options issued at the grant date. The Company selected the Black-Scholes option-pricing model because it is widely used in estimating option based compensation values by Canadian and U.S. public companies. The practice of the Company is to grant all option based awards in Canadian currency, and then convert the grant date fair value amount to U.S. currency for reporting the value of the grants in the Company’s financials. The conversion rate for each grant is the average of the rates quoted by the Bank of Canada as its daily average exchange rate of the last day of the three months in the quarter in which the grant is made. The conversion rate for the purpose of the grants in this table is presented in Note 3 below and is based on the conversion rate on the date of grant as supplied by the Bank of Canada.
(3)	Options were awarded on October 16, 2017 with an exercise price of C$0.52 expiring on October 15, 2022. The exchange rate used to convert the value of the option based awards from C$ to US$ is 1.2517.
(4)	Lord Howard retired as Non-Executive Chair of the Board and a director of the Company effective February 5, 2018. Effective February 5, 2018, Mark Bailey was appointed Non-Executive Chair of the Board, and Michael Price was appointed as a director of the Company to fill the vacancy created by Lord Howard’s retirement.

The following table is a summary of all option-based awards to the directors of the Company (other than directors who are also NEOs) that were outstanding at the end of the most recently completed financial year. There were no share-based awards outstanding at the end of the most recently completed financial year.

	Option-based Awards				Share-based Awards
Name(1)	Number of Securities underlying unexercised options (#)	Option exercise price (C$)(3)	Option expiration date	Value of unexercised in-the-money options (C$)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (#)
Mark Bailey	230,000	$0.47	March 15, 2018	$69,000	Nil	Nil
	75,000	$0.26	December 19, 2018	$38,250	Nil	Nil
	100,000	$0.18	December 22, 2019	$59,000	Nil	Nil
	75,000	$0.28	December 3, 2020	$36,750	Nil	Nil
	200,000	$0.36	November 21, 2021	$82,000	Nil	Nil
	150,000	$0.52	October 15, 2022	$37,500	Nil	Nil
James Harris	255,000	$0.47	March 15, 2018	$76,500	Nil	Nil
	75,000	$0.26	December 19, 2018	$38,250	Nil	Nil
	100,000	$0.18	December 22, 2019	$59,000	Nil	Nil
	150,000	$0.28	December 3, 2020	$73,500	Nil	Nil
	200,000	$0.36	November 21, 2021	$82,000	Nil	Nil
	150,000	$0.52	October 15, 2022	$37,500	Nil	Nil
Michael Howard(4)	255,000	$0.47	March 15, 2018	$76,500	Nil	Nil
	150,000	$0.29	June 27, 2018	$72,000	Nil	Nil
	100,000	$0.26	December 19, 2018	$51,000	Nil	Nil
	100,000	$0.18	December 22, 2019	$59,000	Nil	Nil
	75,000	$0.28	December 3, 2020	$36,750	Nil	Nil
	200,000	$0.36	November 21, 2021	$82,000	Nil	Nil
	150,000	$0.52	October 15, 2022	$37,500	Nil	Nil
Alan Edwards	230,000	$0.47	March 15, 2018	$69,000	Nil	Nil
	75,000	$0.26	December 19, 2018	$38,250	Nil	Nil
	100,000	$0.18	December 22, 2019	$59,000	Nil	Nil
	75,000	$0.28	December 3, 2020	$36,750	Nil	Nil
	200,000	$0.36	November 21, 2021	$82,000	Nil	Nil
	150,000	$0.52	October 15, 2022	$37,500	Nil	Nil
Anna Stylianides	100,000	$0.32	July 12, 2020	$45,000	Nil	Nil
	75,000	$0.28	December 3, 2020	$36,750	Nil	Nil
	200,000	$0.36	November 21, 2021	$82,000	Nil	Nil
	150,000	$0.52	October 15, 2022	$37,500	Nil	Nil
(1)	In addition to being a director of the Company, Stephen Scott is a NEO. For disclosure regarding Mr. Scott’s option-based awards, please refer to the incentive plan awards section above.
(2)	Calculated using the closing price of the Company’s common shares on the TSX on December 29, 2017 (being the last trading day of 2017) of $0.77 and subtracting the exercise price of in-the-money options.
(3)	Post-Arrangement exercise prices.
(4)	Lord Howard retired as Non-Executive Chair of the Board and a director of the Company effective February 5, 2018. Effective February 5, 2018, Mark Bailey was appointed Non-Executive Chair of the Board, and Michael Price was appointed as a director of the Company to fill the vacancy created by Lord Howard’s retirement.

The following table is a summary of all value vested or earned during the most recently completed financial year for the directors of the Company (other than directors who are also NEOs).

Name(1)	Option-based awards - Value vested during the year (US$)(2)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Mark Bailey	$0	Nil	Nil
James Harris	$0	Nil	Nil
Michael Howard	$0	Nil	Nil
Alan Edwards	$0	Nil	Nil
Anna Stylianides	$0	Nil	Nil
(1)	In addition to being a director of the Company, Stephen Scott is a NEO. For disclosure regarding Mr.Scott’s compensation, please refer to the summary compensation table above.
(2)	Value vested during the year is calculated by subtracting the exercise price of the option (being no less than the market price of the Company’s shares on the award date) from the market price of the Company’s shares on the date the option vested (being the closing price of the Company’s shares on the TSX on the last trading day prior to the vesting date). $0 vested because all of the stock options vested in full on the award date.

No options were exercised by directors during the most recently completed financial year.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Company’s most recently completed financial year with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (C$) (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a)) (c) (1)
Equity compensation plans approved by securityholders	9,175,000	$0.38	8,182,357
Equity compensation plans not approved by securityholders	400,000(2)	N/A	Nil
Total	9,575,000	$0.38	8,182,357
(1)	The maximum aggregate number of common shares issuable pursuant to options awarded under the Plan and outstanding from time to time may not exceed that number which represents 10% of the issued and outstanding common shares from time to time. The Company shall, at all times while the Plan is in effect, reserve a sufficient number of common shares to satisfy the requirements of the Plan. The Plan also provides that exercised options will automatically be available for subsequent awards and for the reservation and issuance of additional common shares pursuant to such options. Accordingly, the Plan constitutes both a “rolling” plan and an “evergreen” plan, and its renewal must be approved by the Company’s shareholders every three years in accordance with the policies of the TSX. The Plan was last renewed on May 1, 2017.
(2)	In connection with the appointment of Stephen Scott as Interim CEO, the Company agreed to grant to Mr. Scott, as an inducement for his service, up to 500,000 Bonus Shares. The Bonus Shares are issuable at the discretion of the Board, based on the achievement of the Company’s strategic direction or one or more fundamental transactions. The grant was made outside the Company’s existing shareholder approved equity incentive plans and was approved by the independent members of the Company’s Board as a material inducement to Mr. Scott’s employment in reliance upon Section 711(a) of the NYSE American Company Guide. In the event the Board determines that Bonus Shares are issuable to Mr. Scott, the Company may, at its option, satisfy its obligation by making a cash payment to Mr. Scott equivalent to the then market price of the Bonus Shares. In February 2017, the Board determined that is was appropriate to issue 100,000 Bonus Shares to Mr. Scott, at such time as may be permitted by the Company’s Corporate Disclosure and Trading Policy. The Bonus Shares were issued on May 5, 2017, immediately prior to completion of the Arrangement.

The Company has a “rolling” incentive stock option plan. The maximum aggregate number of common shares issuable pursuant to options awarded under the Plan and outstanding from time to time may not exceed 10% of the issued and outstanding common shares from time to time.

As the number of issued and outstanding common shares increases, the Company may increase the number of shares reserved for issuance, upon application to the TSX. The Plan automatically makes exercised options available for subsequent awards under the Plan and provides for the reservation and issuance of additional common shares pursuant to such options. The unallocated options under the Plan must be renewed by shareholders every three years in accordance with TSX requirements, failing which no further options may be awarded under the Plan. Shareholders last renewed the unallocated options under the Plan on May 1, 2017.

As at December 31, 2017, options to purchase 9,175,000 common shares (5.3% of the Company’s then outstanding capital) were outstanding and 8,182,357 common shares (4.7% of the Company’s then outstanding capital) were available for future option awards under the Plan.

The following sets out the annual burn rate of the Plan for the last three financial years ending December 31, 2017, 2016 and 2015, calculated by dividing the number of options awarded under the Plan during the applicable financial year, by the weighted average number of common shares outstanding for the applicable financial year.

Financial Year	Number of options awarded under Plan during financial year	Weighted average number of common shares outstanding for financial year	Burn Rate ((a)/(b))
	(a)	(b)	(c)
2017	1,900,000	172,258,842	1.10%
2016	2,520,000	151,925,354	1.66%
2015	1,670,000	147,036,578	1.14%

Summary

The following is a summary of the principal terms of the Plan.

The maximum aggregate number of common shares issuable pursuant to options awarded under the Plan and outstanding from time to time may not exceed that number which represents 10% of the issued and outstanding common shares from time to time. The Company shall, at all times while the Plan is in effect, reserve a sufficient number of common shares to satisfy the requirements of the Plan. The Plan also provides that exercised options will automatically be available for subsequent awards and for the reservation and issuance of additional common shares pursuant to such options. Accordingly, the Plan constitutes both a “rolling” stock option plan and an “evergreen” stock option plan, and its renewal must be approved by shareholders every three years in accordance with the policies of the TSX.

The Plan provides that options may be awarded to directors, officers, employees and Consultants (as defined in National Instrument 45-106 - Prospectus Exemptions) of the Company and any of its affiliates, and to consultant companies. The Plan provides that it is solely within the discretion of the Board to determine who should receive options and in what amounts. The Board may award options to insiders of the Company, provided (a) the number of securities issuable to insiders (as a group) under the Plan, together will all other security based compensation arrangements of the Company, cannot exceed 10% of the issued and outstanding securities of the Company; and (b) the number of securities issued to insiders (as a group) within any one year period under the Plan, together with all other security based compensation arrangements of the Company, cannot exceed 10% of the issued and outstanding securities of the Company.

The exercise price of an option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the market value of the Company’s common shares as of the date of the award of the option (the “Award Date”). The market value of the Company’s common shares for a particular Award Date is the closing price of the Company’s common shares on the TSX on the last trading day immediately preceding the Award Date. Notwithstanding the foregoing, in no case will the market value be less than the minimum prescribed by applicable regulatory authorities as would apply to the Award Date in question.

The expiry date of each option is fixed by the Board at the time the option is awarded. No option may have a term of greater than ten years unless the expiry date falls during a voluntary trading black out period and is extended as provided below. Typically, the Board awards options with five-year terms. Unless otherwise provided in the option certificate, in the event an option holder ceases to be a director, officer, employee or Consultant of the Company other than by reason of death, or other than as a result of an employee or Consultant resigning in a manner that is in breach of a written agreement, his or her vested options will expire on the earlier of the expiry date fixed by the Board (the “Fixed Expiry Date”) and the 90th day following termination of his or her relationship with the Company. In the case of an employee or Consultant that has resigned in a manner that is in breach of a written agreement, his or her vested options will expire on the earlier of the Fixed Expiry Date and the seventh day following termination of his or her relationship with the Company. Vested options will expire immediately in the event a relationship with a director, officer, employee or Consultant is terminated for cause. In the event of the death of an option holder, his or her vested options will expire six months after the date of death, or on the Fixed Expiry Date, whichever is earlier. Unvested options will expire immediately upon the termination of the option holder’s relationship with the Company. If the expiry date of an option falls during, or within 10 days of the end of a trading black out period that has been voluntarily imposed by the Company, then notwithstanding anything else contained in the Plan, any vested portion or portions of the option then held by the option holder will be exercisable at any time up to but not after the date which is 10 days after the end of the trading black out period.

For holders who were issued Replacement Options pursuant to the Arrangement, in the event a Replacement Option holder ceases to be a director, officer, employee or Consultant of the Company and Mason or any of their affiliates other than by reason of death, or other than as a result of an employee or Consultant resigning in a manner that is in breach of a written agreement, his or her vested Replacement Options will expire on the earlier of the expiry date fixed by the Board for the original option (the “Replacement Fixed Expiry Date”) and the 90th day following termination of his or her relationship with the Company and Mason or any of their affiliates. In the case of an employee or Consultant that has resigned in a manner that is in breach of a written agreement, his or her vested Replacement Options will expire on the earlier of the Replacement Fixed Expiry Date and the seventh day following termination of his or her relationship with the Company and Mason or any of their affiliates. Vested Replacement Options will expire immediately in the event a relationship with a director, officer, employee or Consultant is terminated for cause. In the event of the death of a Replacement Option holder, his or her vested Replacement Options will expire six months after the date of death, or on the Replacement Fixed Expiry Date, whichever is earlier. Unvested Replacement Options will expire immediately upon the termination of the Replacement Option holder’s relationship with the Company and Mason or any of their affiliates. If the expiry date of a Replacement Option falls during, or within 10 days of the end of a trading black out period that has been voluntarily imposed by the Company, then notwithstanding anything else contained in the Plan, any vested portion or portions of the Replacement Options then held by the Replacement Option holder will be exercisable at any time up to but not after the date which is 10 days after the end of the trading black out period.

Rather than exercise an option in the normal course, an option holder may elect to terminate an option, in whole or in part and, in lieu of receiving shares to which the terminated option relates (the “Designated Shares”), receive the number of shares, disregarding fractions, which, when multiplied by the weighted average trading price of the shares on the TSX during the five trading days immediately preceding the day of termination (the “Fair Value” per share) of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the exercise price per share of the Designated Shares. For option holders who are citizens or residents of the United States, Fair Value means the closing price of the Company’s common shares on the TSX on the last day preceding the day of termination.

The Board may attach other terms and conditions to the award of a particular option, including a provision that a portion or portions of the option will vest after certain periods of time or upon the occurrence of certain events.

An option may not be assigned or transferred, except that it will be exercisable by the personal representative of the option holder in the event of the option holder’s death or incapacity. The Company will not provide financial assistance to option holders to assist them in exercising their options. However, the Company in its sole discretion may provide tax equalization on income from option exercises for expatriates.

The Board may from time to time, by the approval of a majority of the directors, make any amendments or changes to the Plan, fundamental or otherwise, that the Board sees fit in its sole discretion, including the following fundamental changes:

(a)	the addition of any form of financial assistance;
(b)	any amendment to a financial assistance provision which is more favourable to eligible persons;
(c)	the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the Plan reserve; and
(d)	the addition of a deferred or restricted share unit or any other provision which results in eligible persons receiving securities while no cash consideration is received by the Company.

No shareholder approval shall be required to make any amendments or changes to the Plan, fundamental or otherwise, other than as specifically required by the TSX. The Board may also from time to time retrospectively amend the Plan and the terms and conditions of any option awarded thereunder, subject to the approval of the TSX, the option holder and, to the extent required by the TSX, shareholders.

MANAGEMENT CONTRACTS

Management functions of the Company are substantially performed by directors or executive officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Non-Brokered Private Placement

In January 2017, the Company closed a non-brokered private placement of 18,529,484 units at a price of C$0.41 per unit for gross proceeds of C$7,597,088.44.

Each unit consisted of one common share of the Company and one-half of one transferable common share purchase warrant. Each whole warrant entitled the holder to acquire one additional common share of the Company for a period of five years at a price of C$0.65.

As part of the Arrangement, warrant holders of the Company received one Replacement Warrant and 0.45 of a Mason warrant in exchange for each existing warrant. On May 23, 2017, warrant holders of the Company received an aggregate 4,169,119 Mason warrants each with an exercise price of C$0.23, and an aggregate 9,264,735 Replacement Warrants each with an exercise price of C$0.55. The exercise prices assigned to the Replacement Warrants and the Mason warrants reflect the allocation of the original exercise price of the existing warrants between the Replacement Warrants and the Mason warrants issued, based on the relative market value of Mason and the Company following completion of the Arrangement.

On January 11, 2017, informed persons and their associates acquired an aggregate of 6,364,805 units under the private placement, including Sandstorm, which acquired 914,634 units. As at April 18, 2018, Sandstorm holds 23,900,380 common shares of the Company, or 13.7% of the issued and outstanding shares of the Company.

The following informed persons and their associates acquired units under the private placement on the same terms and conditions as the other subscribers:

Name	Nature of relationship	# of units purchased	% of units purchased
Sandstorm(1)	10% shareholder	914,634	4.94
Dana Watson(1)	Associate of director & executive officer of 10% shareholder	2,134,146	11.52
David DeWitt(1)	Director of 10% shareholder	573,172	3.09
Marianne DeWitt(1)	Associate of director of 10% shareholder	573,171	3.09
David Awram(1)	Director and executive officer of 10% shareholder	976,000	5.27
Erfan Kazemi(1)	Executive officer of 10% shareholder	48,780	0.26
Stephen Scott(2)	Director and executive officer	73,171	0.39
Walentyna Szczepinska-Karcz(2)	Associate of director and executive officer	24,390	0.13
Michael Howard(2)	Director	202,439	1.09
James Harris(2)	Director	13,500	0.07
Maureen Leyland(2)	Associate of director	13,500	0.07
JLHLC Holdings Inc. (2)	Associate of director	108,000	0.58
Alan Edwards(2)	Director	121,951	0.66
Mark Bailey(2)	Director	100,000	0.54
Anna Stylianides(2)	Director	73,171	0.39
Duane Lo(2)	Executive officer	244,000	1.32
Robert Cinits(2)	Executive officer	48,780	0.26
Susan McLeod(2)	Executive officer	37,000	0.20
John Quelch(2)	Associate of executive officer	85,000	0.46
(1)	Address is c/o 1400 - 400 Burrard Street, Vancouver, BC V6C 3A6.
(2)	Address is c/o 1650 - 1066 West Hastings Street, Vancouver, BC V6E 3X1.

Except as disclosed above, since the commencement of the Company’s most recently completed financial year, no other informed person of the Company, proposed director of the Company, or any associate or affiliate of any informed person or proposed director, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, other than directors and executive officers of the Company who had an interest in the Arrangement as set out in this Information Circular.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) requires each reporting issuer to disclose its corporate governance practices on an annual basis. The Company’s approach to corporate governance is set forth below.

The CGNC annually considers and makes recommendations to the Board with respect to corporate governance policies, position descriptions, Board mandates and committee charters to ensure corporate governance policies and practises are up to date with appropriate best practices and are appropriate for the Company. See the Company’s website at www.EntreeResourcesLtd.com. The CGNC also makes recommendations with respect to nominees to the Board and committee appointments and assists the Board with committee and director evaluations (see “Corporate Governance and Nominating Committee (CGNC)” and “Board Assessment and Renewal” below).

Board of Directors

Section 1.4 of NI 52-110 and NYSE American Company Guide Section 803A set out the standard for director independence. Under Section 1.4 of NI 52-110 and NYSE American Company Guide Section 803A, a director is independent if he or she has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. Section 1.4 of NI 52-110 and NYSE American Company Guide Section 803A also set out certain situations where a director will automatically be considered to have a material relationship with the Company.

As at December 31, 2017, the Board was comprised of six directors, five of whom are independent applying the definition set out in section 1.4 of NI 52-110 and NYSE American Company Guide Section 803A. Stephen Scott is not independent by virtue of the fact that he is an executive officer of the Company.

To the extent that the Board considers it to be necessary or advisable, a Board meeting will include an in camera session, at which executive directors and members of management are not in attendance. Since the beginning of the Company’s most recently completed financial year, there have been five in camera sessions.

As at December 31, 2017, Lord Howard, an independent director, served as the Non-Executive Chair of the Board. Effective February 5, 2018, Lord Howard retired and Mark Bailey, an independent director, was appointed Non-Executive Chair of the Board. Lord Howard attended four out of four Board meetings (100%) between January 1, 2017 and his retirement on February 5, 2018. Lord Howard is presently senior non-executive director of Watchstone Group plc and Chairman of Soma Oil & Gas Holdings Limited. For attendance records and information regarding board seats for the Company’s other directors, see “Election of Directors -Nominees” above.

The Non-Executive Chair of the Board is responsible for ensuring that the Board discharges its responsibilities in an effective manner and that the Board understands the boundaries between Board and management responsibilities. The Board has developed a written position description for the Non-Executive Chair of the Board in order to delineate his or her role and responsibilities. The Non-Executive Chair of the Board is primarily responsible for acting as the effective leader of the Board, and ensuring that the Board’s agenda enables it to successfully carry out its duties. The Non-Executive Chair of the Board also serves as an “ex officio” member of each Board committee. More specifically, the Non-Executive Chair of the Board is responsible for:

(a)	Ensuring the Board focuses on the Company’s strategic performance by working with the CEO and the Board in managing Board meeting agendas and developing the Board’s priorities.
(b)	Ensuring that the Board represents and protects the long-term best interests of the Company.
(c)	Helping to set the tone and culture of the Company by:
(i)	Ensuring the distinct roles and responsibilities of the Board and management are well understood and respected by both the Board and management;
(ii)	Setting the tone for the Board to foster ethical and responsible decision-making, appropriate oversight of management and best practices in corporate governance; and
(iii)	Fostering a spirit of respect, trust and collegiality among directors, and between the Board and management, where thoughtful, probative questions and thorough discussions are encouraged.
(d)	Managing relationships by:
(i)	Acting as a liaison between the Board and the CEO, and providing advice, counsel and mentorship to the CEO and to individual directors;
(ii)	Serving as a key interface between directors; and
(iii)	Engaging with shareholders, other stakeholders of the Company and the public where appropriate.
(e)	Ensuring the adoption of, and compliance with, procedures so that the Board effectively carries out its responsibilities in compliance with the mandate of the Board, and conducts its work efficiently and independently from management.

Board Mandate

The Board has adopted a written mandate, which is attached hereto as Appendix 1.

Position Description for CEO

The Board has adopted a written position description for the CEO, which sets out his or her specific duties and responsibilities. Generally, the CEO, who must be appointed by the Board and is directly accountable to the Board, is responsible for management of the day to day operation of the business of the Company and has primary accountability for the profitability and growth of the Company.

Orientation and Continuing Education

Board turnover is relatively rare. As a result, the Board provides ad hoc orientation for new directors.

The CGNC is responsible for encouraging and facilitating continuing education programs for all directors. The CGNC will also ensure that each director understands the role of the Board, its committees and its directors, and the basic procedures and operations of the Board. Board members are also given access to management and other employees and advisors, who can answer any questions that may arise.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for its directors, officers, employees, consultants and service providers, a copy of which may be obtained on the Company’s website at www.EntreeResourcesLtd.com or on SEDAR at www.sedar.com.

The CGNC is responsible for assisting the Board in dealing with conflict of interest issues as contemplated by the Code, reviewing and updating the Code periodically, ensuring that management has established a system to enforce the Code and reviewing management’s monitoring of the Company’s compliance with the Code.

Under the Code, members of the Board are required to disclose any conflict of interest or potential conflict of interest to the entire Board as well as any committee on which they serve. Directors are to excuse themselves from participation in any decision of the Board or a committee thereof in any matter in which there is a conflict of interest or potential conflict of interest. However, if the Board determines that a potential conflict of interest cannot be cured, the individual will be asked to resign from their position with the Company.

Directors are also required to comply with the relevant provisions of the Business Corporations Act regarding conflicts of interest.

The Board is committed to best practices in making timely and accurate disclosure of all material information and providing fair and equal access to material information. The Board has adopted a written Corporate Disclosure and Trading Policy to ensure that the Company and its directors, officers, employees, consultants and service providers satisfy the legal and ethical obligations related to the proper and effective disclosure of corporate information and the trading of securities with that information.

Standing Committees

The Board has four standing committees, namely the Audit Committee, the Compensation Committee, the CGNC and the Technical Committee. Their mandates and memberships are outlined below.

Audit Committee

The Audit Committee meets with the CEO and CFO of the Company and the independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee also recommends to the Board the auditors to be appointed, subject to shareholder approval. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities. The Audit Committee is composed of Anna Stylianides (chair), Mark Bailey and James Harris, all of whom are independent (as defined in NI 52-110 and NYSE American Company Guide Section 803(B)(2)(a)(i)) and financially literate (as defined in NI 52-110 and NYSE American Company Guide Section 803(B)(2)(a)(iii)). The Board assessed the qualifications of Ms. Stylianides, and has determined that Ms. Stylianides also qualifies as a financial expert (as defined in Item 407(d)(5) of Regulation S-K under the United States Securities Exchange Act of 1934, as amended).

The Board has adopted a written position description for the chair of the Audit Committee. The chair is generally responsible for overseeing the Audit Committee in its responsibilities as outlined in the Audit Committee Charter. The chair’s duties and responsibilities include presiding at each meeting of the Audit Committee, referring specific matters to the Board in the case of a deadlock on any matter or vote, receiving and responding to all requests for information from the Company or the independent auditors, leading the Audit Committee in discharging its tasks and reporting to the Board on the activities of the Audit Committee.

The Company’s annual information form for its financial year ended December 31, 2017 dated March 8, 2018 (the “AIF”), and the Company’s annual report on Form 40-F for its financial year ended December 31, 2017 filed with the United States Securities and Exchange Commission on EDGAR, contains additional disclosure regarding the Audit Committee. Please refer to the section of the AIF entitled “Standing Committees of the Board of Directors” on page 88 and the section of the Form 40-F entitled “Audit Committee” for further information.

Compensation Committee

The primary objective of the Compensation Committee is to discharge the responsibilities of the Board relating to compensation and benefits of the executive officers and directors of the Company.

The Board has adopted a written position description for the chair of the Compensation Committee. The chair is generally responsible for overseeing the Compensation Committee in its responsibilities. The chair’s duties and responsibilities include presiding at each meeting of the Compensation Committee, leading the Compensation Committee in discharging its tasks and reporting to the Board on the activities of the Compensation Committee.

For additional information regarding the Compensation Committee, please see “Compensation Governance” above.

Technical Committee

The Technical Committee consists of Alan Edwards (chair), Mark Bailey and Stephen Scott, each of whom is a professional geologist or mining engineer or otherwise has sufficient expertise to comprehend and evaluate technical issues associated with the Company’s properties. Mr. Edwards and Mr. Bailey are independent directors. Mr. Scott is not independent by virtue of the fact that he is an executive officer of the Company.

The primary objective of the Technical Committee is to review and make recommendations to the Board regarding the approval of budgets, exploration programs and other activities related to the Company’s mining properties. The Board has adopted a Technical Committee Charter, which provides that the Technical Committee must have at least three members, at least one of whom is independent, and all of whom are engineers or geoscientists, or otherwise have sufficient expertise to comprehend and evaluate technical issues associated with the Company’s mining properties. The Technical Committee must meet at least one time per year.

The Board has adopted a written position description for the chair of the Technical Committee, who should be independent. The chair is generally responsible for overseeing the Technical Committee in its responsibilities. The chair’s duties and responsibilities include presiding at each meeting of the Technical Committee, leading the Technical Committee in discharging its tasks and reporting to the Board on the activities of the Technical Committee.

Corporate Governance and Nominating Committee (CGNC)

The CGNC is composed of James Harris (chair), Alan Edwards and Anna Stylianides, all of whom are independent directors.

The primary objective of the CGNC is to assist the Board in fulfilling its oversight responsibilities by: (a) developing and recommending to the Board corporate governance guidelines for the Company and making recommendations to the Board with respect to corporate governance guidelines; (b) reviewing the performance of the Board, Board members and Board committees; and (c) identifying individuals qualified to become Board and Board committee members and recommending such nominees to the Board for election or appointment. Pursuant to the written Corporate Governance and Nominating Committee Charter, all members must have a working familiarity with corporate governance practices. The CGNC may form and delegate authority to subcommittees when appropriate, and must meet not less frequently than one time per year.

The Board has adopted a written position description for the chair of the CGNC. The chair is generally responsible for overseeing the CGNC in its responsibilities. The chair’s duties and responsibilities include ensuring the independence of the Board in the discharge of its responsibilities, presiding at each meeting of the CGNC, leading it in discharging its tasks and reporting to the Board on its activities.

Nomination of Directors

The CGNC examines the size and composition of the Board and recommends adjustments from time to time to ensure that the Board is of a size and composition that facilitates effective decision making, having due regard for the benefits of diversity. It also identifies and assesses the necessary and desirable competencies and characteristics for Board membership and regularly assesses the extent to which those competencies and characteristics are represented on the Board. The CGNC identifies individuals qualified to become members of the Board, actively seeks out such individuals when there is a vacancy or when so directed by the Board, and makes recommendations to the Board for the appointment or election of director nominees and for membership on other committees of the Board.

Director Skills Matrix

In identifying and considering potential new candidates for the Board when vacancies arise and as part of the Company’s ongoing Board succession plan, and when evaluating directors, the CGNC has access to a skills matrix it has developed to identify and assess the Board’s skills. The director nominees have the skills and experience shown in the following matrix.

BOARD OF DIRECTORS EXPERTISE MATRIX Skill/Experience	Number of Directors (/6)
Public Company Board Experience Prior experience as a board member of a publicly listed company (other than Mason) and knowledge of public company regulatory compliance.	6
Mining Industry Experience Knowledge of the mining industry, market and business imperatives, international regulatory environment and stakeholder management.	6
Mergers & Acquisitions Experience in mergers and acquisitions.	6
Mining Finance Experience in finance for the mining industry.	6
Joint Ventures Experience negotiating and operating in a joint venture environment.	6
International Experience Experience working in an organization that has business in one or more developing nations.	6
Dealing with Governments Experience in, or a good understanding of, the workings of governments and public policy domestically and internationally.	6

Executive Experience Experience working as a senior officer of a publicly listed company or major organization.	5
Legal Experience on legal matters with a publicly listed company or major organization including drafting and negotiating contracts, conducting financings, dealing with regulatory bodies on securities, corporate or other regulatory matters.	3
Corporate Governance Knowledge of good corporate governance practices and policies and experience in implementing them.	6
Financial Literacy The ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues faced by the Company, or experience in financial accounting and reporting and corporate finance (familiarity with internal financial controls, Canadian or US GAAP and/or IFRS).	6
Risk Management Experience in overseeing policies and processes to identify a resource company’s principal business risks and to confirm that appropriate systems are in place to mitigate these risks.	6
Royalty Company Experience Experience working inside or on the board of a royalty company.	1
U.S. Compliance Knowledge of U.S. compliance issues.	4
Business Judgment Track record of leveraging own experience and wisdom in making sound strategic and operational business decisions, demonstrates business acumen and a mindset for risk oversight.	6
Corporate Responsibility and Sustainable Development Understanding and experience with corporate responsibility practices and the constituents involved in sustainable development policies.	5
Media Relations Experience in dealing with the media on matters relating to operations and public relations issues.	4
Human Resources Prior or current experience in executive compensation and the oversight of succession planning, talent planning and retention programs.	5

Representation of Women on the Board and in Executive Officer Positions

On May 25, 2015, the Company adopted a Board Diversity Policy, which confirms the Company’s commitment to achieving and maintaining diversity on the Board, with a specific emphasis on gender diversity. The Company recognizes and embraces the benefits of having a diverse Board that may draw on a variety of perspectives, skills, experience and expertise to facilitate effective decision making. The Company also views diversity at the Board level as an important element in strong corporate governance.

The Company recognizes that gender diversity is a significant aspect of diversity, and acknowledges the important role that women with appropriate and relevant skills and experience can play in contributing to the diversity of perspective on the Board. However, the Board Diversity Policy does not specifically call for the identification and nomination of women directors. Candidates will be recommended for appointment or election as directors based on merit considered against objective criteria, having due regard for the benefits of diversity. The Company believes other aspects of diversity must also be considered, including skills, experience, education, age, ethnicity, and geographical and cultural background, in order to ensure that the Board, as a whole, reflects a range of viewpoints, background, skills, experience and expertise.

New members of the Board are nominated, or recommended for the Board’s selection, by the CGNC. In fulfilling its responsibilities to identify individuals qualified to become members of the Board, the CGNC will consider (i) the independence of each nominee; (ii) the experience and background of each nominee; (iii) having a balance of skills for the Board and its committees to meet their respective mandates; (iv) the benefits of diversity on the Board, including gender diversity, as outlined in the Company’s Board Diversity Policy; (v) the level of representation of women on the Board, in order to support the specific objective of gender diversity; (vi) the past performance of directors being considered for re-election; (vii) applicable regulatory requirements; and (viii) such other criteria as may be established by the Board or the CGNC from time to time. No fixed targets or quotas relating to the representation of women on the Board have been adopted, although the CGNC is responsible for setting measurable objectives for promoting diversity, with a particular emphasis on gender diversity, and recommending them to the Board for approval on an annual basis. One of the six directors on the Board is a woman (17%).

The Company does not consider the level of women in executive officer positions when making executive officer appointments, and no fixed targets or quotas relating to the representation of women in executive officer positions have been adopted. The Board will consider candidates who have been selected based on the primary considerations of experience, skills, ability, education and compatibility with the Company’s corporate vision, values and principles, including the Company’s commitment to diversity. One of the Company’s four executive officers, namely the Vice President, Legal Affairs and Corporate Secretary, is a woman (25%).

Board Assessment and Renewal

The Board undertakes a robust annual assessment process that includes director reviews conducted through completion of an annual assessment questionnaire regarding the performance and effectiveness of the Board, each committee and each director, and one-on-one conversations between the Non-Executive Chair of the Board and the chair of the CGNC. The Non-Executive Chair of the Board will have informal discussions with directors on a selective basis, as required, to fully understand any concerns raised or recommendations advanced in the assessment process, before reporting to and leading a discussion among the full Board. Based on the results of the questionnaire and the skills matrix identified above, the CGNC may recommend adjustments from time to time to ensure necessary and desirable competencies and characteristics are represented on the Board and the Board is of a size and composition that facilitates effective decision making.

The Company has not adopted a mandatory retirement age for directors or imposed any restrictions on a director’s ability to stand for re-election. The Company is of the opinion that imposing such restrictions could put the Company at risk of losing longer serving directors who have an in-depth knowledge and understanding of the Company and its business. This loss of knowledge and understanding would not necessarily be in the best interests of the Company or its shareholders. However, to balance the benefits of experience with the need for new perspective, the Board Diversity Policy provides that periodically, but at least once every three years, the Board will consider the need for and, if deemed necessary, implement a renewal program intended to achieve what the Board believes to be a desirable balance of skills, experience, expertise, gender, age and other diversity criteria. In considering and identifying new directors for nomination, the CGNC will meet to identify the particular skills needed of new recruits. Among other things, the CGNC uses the skills matrix identified above and the results of the assessment questionnaire and, together with input from the Non-Executive Chair of the Board and, if appropriate, the CEO, determines the necessary attributes and experience required of a new member which would represent the best fit for the Board and future needs of the Company. Once a list of key attributes, skills and competencies for a potential new director is identified, the CGNC then creates a list of possible candidates for consideration and evaluation, which are then presented to the full Board for further discussion and evaluation. Only after rigorous discussion by the CGNC and the Board is a short-list of potential Board candidates created, following which the Board works together with the CGNC to develop the best plan to recruit the preferred candidate(s).

APPOINTMENT OF AUDITOR

Shareholders will be asked to approve the re-appointment of Davidson & Company LLP, Chartered Professional Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors. Davidson & Company LLP, Chartered Professional Accountants were first appointed on July 31, 1997.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors. For the purpose of this paragraph, “Person” shall include each person or company: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company’s last financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person or company included in subparagraphs (a) or (b).

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on the SEDAR and EDGAR websites at www.sedar.com and www.sec.gov under “Entrée Resources Ltd.”

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year. Shareholders may request copies of the Company’s financial statements and MD&A by e-mailing info@EntreeResourcesLtd.com or by contacting the Corporate Secretary at 604.687.4777.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

APPROVALS

The contents of this Information Circular and the sending of it to each shareholder entitled to receive notice of the Annual General Meeting, to each director of the Company, to the auditor of the Company, and to the appropriate governmental agencies, have been approved by the Company’s Board.

BY THE ORDER OF THE BOARD OF DIRECTORS OF

ENTRÉE RESOURCES LTD.

“Mark Bailey”	“Stephen Scott”
Mark Bailey, Non-Executive Chair of the Board	Stephen Scott, President and Chief Executive Officer

Vancouver, British Columbia

April 18, 2018

APPENDIX 1

ENTRÉE RESOURCES LTD.

MANDATE OF THE BOARD OF DIRECTORS

As adopted by the Board on April 15, 2008

and amended by resolution on December 21, 2009 and April 8, 2011.

I.       ROLE AND RESPONSIBILITIES

1.	The Board of Directors (the “Board”) is responsible for the stewardship of Entrée Resources Ltd. (the “Company”). This requires the Board to oversee the conduct of the business and supervise management, which is responsible for the day-to-day conduct of the business.
2.	The Board is responsible for the adoption of a strategic planning process and the approval and review, at least annually, in an all-day in person strategy session to review the Company’s strategic business plan proposed by management, including a statement of the vision, mission and values, and to adopt such a plan with such changes as the Board deems appropriate. The plan and discussion which takes into account, among other things, the opportunities and risks of the business must be presented to the Board so as to provide enough time for management to resubmit and review the plan and incorporate a budget that takes into account the strategic objectives of the Company.
3.	The Board shall hold meetings at least four times a year.
4.	The Board shall review and measure corporate performance against strategic plans, senior management objectives, financial plans and quarterly budgets.
5.	The Board is responsible for the identification of the principal risks of the Company’s business and overseeing the implementation of appropriate systems to manage these risks.
6.	The Board is responsible for succession planning, including appointing, training and monitoring senior management and, in particular, the CEO.
7.	The Board is responsible for satisfying itself as to the integrity of the CEO and other senior officers and that the CEO and the other senior officers create a culture of integrity throughout the Company.
8.	The Board is responsible for the Company’s communication policies, which:
(a)	address how the Company interacts with analysts, investors, other key stakeholders and the public;
(b)	contain measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure; and

(c)	are reviewed at least annually.
9.	The Board is responsible for the integrity of the Company’s internal control and management information systems.
10.	The Board is responsible for acting in accordance with all applicable laws, the Company’s Articles and the Company’s Code of Business Conduct and Ethics.
11.	The Board and each individual director is responsible for acting in accordance with the obligations imposed by the Business Corporations Act (British Columbia). In exercising their powers and discharging their duties, each director shall:
(a)	act honestly and in good faith with a view to the best interests of the Company;
(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;
(c)	exercise independent judgement regardless of the existence of relationships or interests which could interfere with the exercise of independent judgement;
(i)	disclose to the Company, in writing or by having it entered in the minutes of meetings of directors, the nature and extent of any interest that the director has in a material contract or material transaction, whether made or proposed, with the Company if the director is a party to the contract or transaction, is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or, has a material interest in a party to the contract or transaction; and
(ii)	such director shall refrain from voting on any resolution to approve such contract or transaction unless it relates to the directors’ remuneration in that capacity, is for the directors’ indemnity or insurance or is a contract or transaction with an affiliate; and
(d)	demonstrate a willingness to listen as well as to communicate their opinions, openly and in a respectful manner.
12.	The Board and each individual director is responsible for making all reasonable efforts to attend meetings of the Board as required, and to review in advance all meeting materials distributed in connection therewith.
13.	The Board has the authority to appoint a managing director or to establish committees and appoint directors to act as managing director or to be members of these committees. The Board may not delegate to such managing director or committees the power to:
(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;
(b)	fill a vacancy among the directors or in the office of auditor, or appoint additional directors;
(c)	issue securities, except as specifically authorized by the directors;
(d)	issue shares of a series, except as specifically authorized by the directors;

(e)	declare dividends;
(f)	purchase, redeem or otherwise acquire shares issued by the Company;
(g)	pay a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;
(h)	approve a management proxy circular, take-over bid circular or directors’ circular;
(i)	approve financial statements to be put before an annual meeting of shareholders; and
(j)	adopt, amend or repeal bylaws.
14.	The matters to be delegated to committees of the Board and the constitution of such committees are to be assessed annually or more frequently, as circumstances require. From time to time the Board may create an ad hoc committee to examine specific issues on behalf of the Board. The following are the current committees of the Board:
(a)	the Audit Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and stock exchange rules. The role of the Audit Committee is to provide oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies;
(b)	the Corporate Governance and Nominating Committee, consisting of not less than three directors, each of whom must be an “unrelated” or “independent” director under applicable securities laws and stock exchange rules. The role of the Corporate Governance and Nominating Committee is to:
(i)	develop and monitor the effectiveness of the Company’s system of corporate governance;
(ii)	establish procedures for the identification of new nominees to the Board and lead the candidate selection process;
(iii)	develop and implement orientation procedures for new directors;
(iv)	assess the effectiveness of directors, the Board and the various committees of the Board;
(v)	ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees; and
(vi)	assist the Board in setting the objectives for the CEO and evaluating CEO performance;
(c)	the Compensation Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and stock exchange rules. The role of the Compensation Committee is to:

(i)	establish a remuneration and benefits plan for directors, senior management and other key employees;
(ii)	review the adequacy and form of compensation of directors and senior management;
(iii)	establish a plan of succession;
(iv)	undertake the performance evaluation of the CEO in consultation with the Chair of the Board, if not the CEO; and
(v)	make recommendations to the Board; and
(d)	the Technical Committee, which is comprised of at least three directors, one of whom is “unrelated” and “independent” under applicable securities laws and stock exchange rules. All of the members of the Committee must be an engineer or geoscientist, or otherwise have sufficient expertise to comprehend and evaluate the technical issues associated with the Company’s mining properties. The mandate of the Technical Committee is to review and make recommendations to the Board relating to the approval of budgets, exploration programs and other activities related to the Company’s mining properties.

II.       COMPOSITION

1.	From time to time the Board or an appropriate committee of the Board shall review the size of the Board to ensure that the size facilitates effective decision-making.
2.	The Board shall be composed of a majority of directors who qualify as “unrelated” or “independent” directors under applicable securities laws and applicable stock exchange rules. The determination of whether an individual director is “unrelated” or “independent” is the responsibility of the Board.
3.	If at any time the Company has a shareholder with the ability to exercise a majority of the votes for the election of the Board (a “Significant Shareholder”), the Board will include a number of directors who do not have interests in or relationships with either the Company or such Significant Shareholder and who fairly reflects the investment in the Company by shareholders other than such Significant Shareholder.
4.	The Board should, as a whole, have the following competencies and skills:
(a)	knowledge of the mining industry;
(b)	knowledge of current corporate governance standards;
(c)	technical and market knowledge sufficient to understand the challenges and risks associated with the development of the Company; and
(d)	financial and accounting expertise.

III.       PROCEDURES TO ENSURE EFFECTIVE OPERATION

1.	The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board.

2.	If the Chair of the Board is not a member of management, the Chair shall be responsible for overseeing that the Board discharges its responsibilities. If the Chair is a member of management, responsibility for overseeing that the Board discharges its responsibility shall be assigned to a non-management director.
3.	The Board has complete access to the Company’s management. The Board shall require timely and accurate reporting from management and shall regularly review the quality of management’s reports.
4.	An individual director may engage an external adviser at the expense of the Company in appropriate circumstances. Such engagement is subject to the approval of the Corporate Governance and Nominating Committee.
5.	The Board shall provide an orientation and education program for new recruits to the Board as well as continuing education on topics relevant to all directors.
6.	The Board shall institute procedures for receiving shareholder feedback.
7.	The Board requires management to run the day-to-day operations of the Company, including internal controls and disclosure controls and procedures.
8.	The non-management directors shall meet at least twice yearly without any member of management being present.
9.	The Board sets appropriate limits on management’s authority. Accordingly, the following decisions require the approval of the Board:
(a)	the approval of the annual and quarterly (unless delegated to the Audit Committee) financial statements;
(b)	the approval of the annual budget;
(c)	any equity or debt financing, other than debt incurred in the ordinary course of business such as trade payables;
(d)	entering into any license, strategic alliance, partnership or other agreement outside the ordinary course of business;
(e)	the acquisition and assignment of material assets (including intellectual property and fixed assets) outside of the ordinary course of business;
(f)	payment of dividends;
(g)	proxy solicitation material;
(h)	projected issuances of securities from treasury by the Company as well as any projected redemption of such securities;
(i)	any material change to the business of the Company;
(j)	the appointment of members on any committee of the Board;
(k)	capital expenditures in excess of CAD$250,000 outside of the annual budget;

(l)	entering into any professional engagements where the fee is likely to exceed CAD$250,000 outside of the annual budget;
(m)	entering into any arrangements with banks or other financial institutions relative to borrowing (either on a term or revolving basis) of amounts in excess of CAD$250,000 outside the annual budget;
(n)	entering into any guarantee or other arrangement (other than with a subsidiary of the Company) such that the Company is contingently bound financially or otherwise in excess of CAD$50,000 other than product guarantees outside the annual budget;
(o)	the appointment or discharge of any senior officer of the Company;
(p)	entering into employment contracts with any senior officers; and
(q)	initiating or defending any law suits or other legal actions.
10.	The Board, together with the CEO and with the assistance of the Corporate Governance and Nominating Committee, shall develop position descriptions for the CEO. The Board, together with the CEO, shall also approve or develop the corporate objectives that the CEO is responsible for meeting and the Board shall assess the CEO against these objectives.